Filed pursuant to General Instruction II.K of Form F-9
File No. 333-177632

PROSPECTUS SUPPLEMENT

(to Base Shelf Prospectus dated November 10, 2011)

US$250,000,000

METHANEX CORPORATION

5.25% Senior Notes due 2022

The US$250,000,000 aggregate principal amount of 5.25% Senior Notes due 2022 (the “Notes”) offered by this prospectus supplement will bear interest at the rate of 5.25% per year from February 28, 2012 and will mature on March 1, 2022. We will pay interest on the Notes on March 1 and September 1 of each year, beginning on September 1, 2012. The Notes will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated obligations. We may redeem the Notes, in whole or in part, at any time at the redemption prices described in this prospectus supplement, plus accrued interest.

This prospectus supplement does not qualify the distribution of any Notes which may be offered or sold in any province of Canada, including the Province of British Columbia, and any such sales will only be made pursuant to private placement exemptions from the prospectus requirements of the securities laws of such provinces. See “Underwriting”.

We will not apply to list the Notes on any securities exchange or to include the Notes in any automated quotation system. Accordingly, there is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this prospectus supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risk Factors”.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-21 of this prospectus supplement and on page 7 of the accompanying Base Shelf Prospectus dated November 10, 2011 (referred to as the “accompanying Prospectus” in this prospectus supplement).

	Per Note	Total
Public offering price(1)	99.615%	US$	249,037,500
Underwriting commission	0.65%	US$	1,625,000
Proceeds, before expenses, to Methanex	98.965%	US$	247,412,500

(1)	Plus accrued interest, if any, from February 28, 2012. Accrued interest must be paid by the purchasers.

Neither the United States Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. Our financial statements, which are incorporated by reference herein, have been prepared, for all periods prior to January 1, 2011, in accordance with Canadian generally accepted accounting principles, and, for all periods beginning on or after January 1, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the Notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement may not describe these tax consequences fully. You should read the tax discussion under “Material Income Tax Considerations” and should consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and the experts named in this prospectus supplement and the accompanying Prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

Affiliates of the underwriters are lenders to us under a revolving credit facility and to certain of our subsidiaries under certain debt obligations. Consequently, we may be considered to be a connected issuer of such underwriters under applicable Canadian securities legislation. See “Underwriting”.

We expect that delivery of the Notes will be made to investors in book-entry form through the facilities of The Depository Trust Company in New York, New York on or about February 28, 2012.

Joint Book-Running Managers

BNP PARIBAS	RBS

Co-Managers

J.P. MORGAN	RBC CAPITAL MARKETS	CIBC

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS	1
WHERE YOU CAN FIND MORE INFORMATION	1
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	4
METHANEX CORPORATION	6
RISK FACTORS	7
USE OF PROCEEDS	16
EARNINGS COVERAGE	16
DESCRIPTION OF SHARE CAPITAL	16
DESCRIPTION OF DEBT SECURITIES	17
PRICE RANGE AND TRADING VOLUMES	36
CERTAIN INCOME TAX CONSEQUENCES	36
PLAN OF DISTRIBUTION	36
LEGAL MATTERS	38
EXPERTS	38
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	38
AUDITORS’ CONSENT	A-1

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying Prospectus and on the other information included in the registration statement of which the accompanying Prospectus forms a part. We have not, and the underwriters have not, authorized any other person to provide any information or represent anything about us other than that incorporated by reference or contained in this prospectus supplement or the accompanying Prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. If any person provides you with different or additional information, you should not rely on it. We are not making an offer of the debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying Prospectus is accurate as of any date other than the date on the front of this prospectus supplement and the accompanying Prospectus, respectively.

ABOUT THIS DOCUMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of Notes and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying Prospectus. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to this offering of Notes. This prospectus supplement, the accompanying Prospectus and the documents incorporated by reference into each of them contain important information about the Notes and other information investors should know before investing in the Notes.

To the extent that the description of the Notes varies between this prospectus supplement and the accompanying Prospectus, you should rely only on the information in this prospectus supplement.

In this prospectus supplement and the accompanying Prospectus, all references to “dollars”, “$” or “US$” are to United States dollars and all references to “Canadian dollars” and “CDN$” are to Canadian dollars. Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus supplement or the accompanying Prospectus is in United States dollars and determined using either Canadian generally accepted accounting principles (“Canadian GAAP”), for all periods prior to January 1, 2011, or International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, for all periods beginning on or after January 1, 2011. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under United States generally accepted accounting principles, you should refer to Note 20 of our audited consolidated financial statements as at December 31, 2010 and 2009 and for each of the years then ended, which are incorporated by reference in this prospectus supplement and the accompanying Prospectus.

Except as set forth under “Description of the Notes”, and unless the context otherwise requires, all references in this prospectus supplement to “we”, “us” and “our” and similar terms, as well as references to “Methanex” and “the Company” refer to Methanex Corporation and its subsidiaries.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement, the accompanying Prospectus, and certain documents incorporated by reference in this prospectus supplement and the accompanying Prospectus, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this prospectus supplement or as of the date specified in the documents incorporated by reference in this prospectus supplement, as the case may be. These forward-looking statements include, but are not limited to, statements concerning:

•	expected demand for methanol and its derivatives;

•	expected new methanol supply and timing for start-up of the same;

•

expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing and length of planned maintenance outages;

•	expected methanol and energy prices;

•

expected levels, timing and availability of economically priced natural gas supply to each of our plants, including, without limitation, levels of natural gas supply from investments in natural gas exploration and development in Chile and New Zealand and availability of economically priced natural gas in Chile and New Zealand;

•	capital committed by third parties towards future natural gas exploration and development;

•	expected capital expenditures, including, without limitation, those to support natural gas exploration and development for our plants and the restart of our idled facilities;

•	anticipated production rates of our plants, including, without limitation, our Chilean facilities, the new methanol plant in Egypt and the planned restart of the Motunui I facility;

•	expected operating costs, including natural gas feedstock costs and logistics costs;

•	expected tax rates or resolutions to tax disputes;

•	expected cash flows and earnings capability;

•

ability to meet covenants or, if necessary, obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities which have conditions associated with finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities;

•	availability of committed credit facilities and other financing;

•	shareholder distribution strategy and anticipated distributions to shareholders;

•

commercial viability of, or ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of one of our idle Chile methanol plants to the Gulf Coast area of the United States;

•	financial strength and ability to meet future financial commitments;

•	expected global or regional economic activity (including industrial production levels);

•	expected outcomes of litigation or other disputes, claims and assessments;

•	expected actions of governments, gas suppliers, courts, tribunals or other third parties; and

•	expected impact on our results of operations in Egypt and our financial condition as a consequence of actions taken or inaction by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives;

•	success of natural gas exploration in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand and Canada;

•	production rates of our facilities;

•

receipt or issuance of third party consents or approvals, including without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards;

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates;

•	availability of committed credit facilities and other financing;

•	global and regional economic activity (including industrial production levels);

•	absence of a material negative impact from major natural disasters;

•	absence of a material negative impact from changes in laws or regulations;

•	accuracy and sustainability of opinions provided by our legal, accounting and other professional advisors;

•	absence of a material negative impact from political instability in the countries in which we operate; and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses;

•	the price of natural gas, oil and oil derivatives;

•

the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile, New Zealand and Canada on commercially acceptable terms;

•	the ability to successfully carry out corporate initiatives and strategies;

•	actions of competitors, suppliers, and financial institutions;

•	actions of governments and governmental authorities, including without limitation, implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives;

•	changes in laws or regulations;

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements;

•	world-wide economic conditions; and

•	other risks described in our 2010 annual and fourth quarter 2011 management’s discussion and analysis incorporated by reference in this prospectus supplement and the accompanying Prospectus.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Accordingly, you should not place undue reliance on forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus supplement and the accompanying Prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required by law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-9 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Notes, of which the accompanying Prospectus and this prospectus supplement form a part (the “Registration Statement”). This prospectus supplement and the accompanying Prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the Notes.

You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we file reports with and furnish other information to the SEC.

You may read or obtain copies, at a fee, of any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our filings are also electronically available on EDGAR, as well as from commercial document retrieval services.

DOCUMENTS INCORPORATED BY REFERENCE

We file with the British Columbia Securities Commission (the “BCSC”), a commission of authority in the Province of British Columbia, Canada, similar to the SEC, and with the various securities commissions or similar authorities in each of the provinces of Canada, annual and quarterly reports, material change reports and other information.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus supplement and the accompanying Prospectus.

This prospectus supplement is deemed to be incorporated by reference into the accompanying Prospectus, solely for the purpose of the Notes offered by this prospectus supplement. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying Prospectus and reference should be made to the accompanying Prospectus for full particulars. In addition to the documents incorporated by reference into the accompanying Prospectus, the following documents, filed by us with the various securities commissions or similar authorities in each of the provinces of Canada and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a)	our Annual Information Form dated March 24, 2011 for the year ended December 31, 2010;

(b)	our Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2010 and 2009 and for each of the years then ended and the Auditors’ Report thereon;

(c)	our Management’s Discussion and Analysis for the year ended December 31, 2010;

(d)	our Condensed Consolidated Interim Financial Statements, and the related notes thereto, for the three months and years ended December 31, 2011 and 2010;

(e)	our Management’s Discussion and Analysis for the three months ended December 31, 2011;

(f)	our press release dated January 25, 2012, which includes our Condensed Consolidated Interim Financial Statements, and the related notes thereto, for the three months and years ended December 31, 2011 and 2010, and our Management’s Discussion and Analysis for the three months ended December 31, 2011; and

(g)	our Information Circular dated March 4, 2011 for our annual meeting of shareholders held on April 28, 2011.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), the content of any news release publicly disclosing financial information for a period more recent than the period for which financial statements are required to be incorporated herein, and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by us with a securities commission or similar authority in Canada after the date of the accompanying Prospectus and prior to the termination of the distribution of Notes offered by this prospectus supplement and the accompanying Prospectus will be deemed to be incorporated by reference into this prospectus supplement and the accompanying Prospectus. These documents are available through the internet on SEDAR which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference in this prospectus supplement and the accompanying Prospectus is included in a report that is filed or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-9 of which the accompanying Prospectus forms a part.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Randy Milner, Senior Vice President, General Counsel and Corporate Secretary of Methanex Corporation at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1 (telephone: 604-661-2600).

Any statement contained in this prospectus supplement, the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for the purposes of this prospectus supplement and the accompanying Prospectus to the extent that a statement contained in this prospectus supplement, the accompanying Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement or the accompanying Prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying Prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

SUMMARY

The following section summarizes more detailed information presented later in this prospectus supplement, the accompanying Prospectus or in the documents incorporated by reference herein. You should read the entire Prospectus, including, in particular, the “Risk Factors” beginning on page S-21 of this prospectus supplement, and on page 7 of the accompanying Prospectus, as well as the documents incorporated by reference herein, including our consolidated financial statements and the related management’s discussion and analysis.

Our Company

Overview

We are the world’s largest supplier of methanol to the major international markets of Asia Pacific, North America, Europe and Latin America. In 2011, our total sales volumes of 7.51 million tonnes represented 15% of worldwide methanol demand. Our total production in 2011 was 3.85 million tonnes from our production facilities in Trinidad, Chile, Egypt, New Zealand and Canada. During the first half of 2011, we increased our production capabilities with the commencement of our new 1.26 million tonne Egypt production facility (in which we have a 60% interest) and the restart of our 0.47 million tonne facility in Alberta, Canada. We also have additional capacity that is currently idled in Chile and New Zealand. In 2011, we operated one of our four methanol facilities in Chile, and over the past several years we have been pursuing investment opportunities to accelerate natural gas exploration and development in Chile, which we expect will allow us to increase production rates at our Chile site in the future. In addition to natural gas development investments in Chile, we are also examining the viability of other projects to increase the utilization of our Chilean assets. We are planning to relocate one of our idle Chile methanol plants with annual capacity of approximately 1.0 million tonnes to the Gulf Coast area of the United States, with a final investment decision expected in the third quarter of 2012, and we are also continuing to examine the viability of utilizing coal gasification as an alternative feedstock in Chile. In New Zealand, we are currently operating one of our three methanol facilities and we recently committed to restart a second methanol facility in New Zealand in mid-2012. See “Summary—Our Company—Natural gas supply”. We have marketing rights for 100% of the production from our jointly owned plants in Trinidad and Egypt and this provides us with an additional 1.17 million tonnes per year of methanol offtake supply when these plants are operating at full capacity. In addition to the methanol produced at our sites, we purchase methanol produced by others under methanol offtake contracts and on the spot market. This gives us flexibility in managing our supply chain while continuing to meet customer needs and support our marketing efforts. The geographically diverse location of our production sites allows us to deliver methanol cost-effectively to customers in all major global markets, while our global distribution and supply infrastructure, which includes a dedicated fleet of ocean-going vessels and terminal capacity within all major international markets, enables us to enhance value to customers by providing a reliable and secure supply.

The following table sets forth certain operating data and other information for our methanol operations at each of our existing facilities:

	Commenced Production	Operating Capacity	Production
			2008	2009	2010	2011
Chile
Chile I	1988	882	—	—	—	—
Chile II	1996	990	162	275	159	—
Chile III	1999	1,088	926	667	776	554
Chile IV	2005	840	—	—	—	—

		3,800	1,088	942	935	554
Trinidad
Titan	2000	900	871	764	891	711
Atlas (63.1% interest)	2004	1,150	1,134	1,015	884	891

		2,050	2,005	1,779	1,775	1,602
New Zealand
Motunui I (1)	1985	850	—	—	—	—
Motunui II (1)	1985	850	180	822	830	830
Waitara Valley	1983	530	390	—	—	—

		2,230	570	822	830	830
Egypt
Egypt (60% interest) (2)	March 2011	760	—	—	—	532
Canada
Medicine Hat, Alberta (3)	1981	470	—	—	—	329

Total		9,310	3,663	3,543	3,540	3,847

(1)	We recently committed to restart the Motunui I facility in mid-2012, which is supported by a new ten-year natural gas supply agreement. See “Summary—Our Company—Natural gas supply”. Due to current distillation capacity constraints at the Motunui site, the combined operating capacity of both plants is approximately 1.5 million tonnes, compared with the combined nameplate capacity shown above of 1.7 million tonnes.
(2)	The new 1.26 million tonne per year methanol plant in Egypt commenced operations in mid-March 2011. In November 2011, civil unrest affected various industries near the plant in Damietta, Egypt. For the safety and security of our employees, we made the decision to temporarily curtail operations of the methanol plant. We restarted the facility in early December and the facility has operated well since that time.
(3)	We idled our 470,000 tonne per year facility in Medicine Hat, Alberta, in 2001 and restarted production at that facility in late April 2011.

Natural gas supply

Natural gas is the principal feedstock for methanol at our production facilities and accounts for a significant portion of our total production costs. The natural gas supply contracts for our production sites in Trinidad (Titan and Atlas), Egypt, Chile and New Zealand include base and variable price components to reduce commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. The contracts for Titan and Atlas expire in 2014 and 2024, respectively, while the 25-year contract for Egypt expires in 2036.

We are currently operating one plant in Chile based on availability of natural gas supply in southern Chile. Our primary goal is to progressively increase production at the Chile site with natural gas from suppliers in Chile. We are pursuing investment opportunities with the state owned oil company, Empresa Nacional del Petróleo,

GeoPark Chile Limited, and others to help accelerate natural gas exploration and development in southern Chile. While significant investments have been made in the last few years for natural gas exploration and development in southern Chile, and although there have been new gas discoveries, the timelines for a significant increase in gas deliveries to our plants are much longer than we originally anticipated and existing gas fields are experiencing declines. As a result, the short-term outlook for gas supply in Chile continues to be challenging and we are also examining the viability of other projects to increase the utilization of our Chilean assets. We are planning to relocate one of our idle Chile methanol plants with annual capacity of approximately 1.0 million tonnes to the Gulf Coast area of the United States. We recently announced that we have secured land in Geismar, Louisiana and are progressing site-specific engineering works. We expect to make a final investment decision in the third quarter of 2012 and, if we decide to proceed, we expect that the plant would be operational in late 2014. We are also continuing to examine the viability of utilizing coal gasification as an alternative feedstock in Chile.

We are currently operating one 0.85 million tonne per year plant at our Motunui facility in New Zealand and in mid-January we committed to restart a second Motunui plant in mid-2012. The restart of this plant will add up to 650,000 tonnes of incremental annual capacity to our New Zealand operations. In support of the restart, we have entered into a ten-year gas supply agreement which is expected to supply up to half of the 1.5 million tonnes of annual capacity at the Motunui site. We also have an additional 530,000 tonne per year plant at the nearby Waitara Valley site, which remains idle. This facility provides additional potential to increase New Zealand production depending on methanol supply and demand dynamics and the availability of competitively priced natural gas. We continue to pursue opportunities to contract additional natural gas supply to our plants in New Zealand and are also pursuing natural gas exploration and development opportunities in that country. We have an agreement with Kea Exploration, an oil and gas exploration and development company, to explore areas of the Taranaki basin, which is close to our plants.

We have a program in place to purchase natural gas on the Alberta gas market for the natural gas requirements for our Medicine Hat, Alberta plant and we believe that the long term natural gas dynamics in North America will support the long term operation of this facility.

Methanol Industry and Outlook

Methanol is a clear liquid commodity chemical that is primarily used as a chemical feedstock in the manufacture of other products and is predominantly produced from natural gas and also, particularly in China, from coal. Approximately two-thirds of all methanol demand is used to produce traditional chemical derivatives including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives, the demand for which is correlated to industrial production. Energy-related derivatives account for about one third of global methanol demand and over the last few years, high energy prices have driven strong demand growth for methanol into energy applications such as gasoline blending and dimethyl ether, primarily in China. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by recent regulatory changes in that country. Methanol blending into gasoline in China is supported by a number of national standards and provincially sponsored programs, and more are under development. We believe demand potential for the use of methanol in energy derivatives will be stronger in a high energy price environment.

In 2011, major methanol industry capacity additions, outside of China, consisted primarily of our initiatives to increase production. During the first half of 2011, we commenced operation of the 1.26 million tonne per year methanol plant in Egypt and successfully restarted our 0.47 million tonne per year methanol plant in Medicine Hat, Alberta. Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. We recently committed to restart an idle plant in New Zealand in mid-2012 that will add 0.65 million tonnes of capacity and we are planning to relocate a plant from Chile with an approximate annual capacity of 1.0 million tonnes to Geismar, Louisiana. We expect to make a final investment decision for the relocation in the third quarter of 2012 and, if we decide to proceed, we expect this plant would be operational in late 2014.

In addition to Methanex plants, there is also a 0.85 million tonne plant expected to restart in Beaumont, Texas in 2012, a 0.8 million tonne plant expected to restart in Channelview, Texas in 2013, a 0.7 million tonne plant expected to start up in Azerbaijan in 2014, and a 0.8 million tonne plant expected to start up in Russia in 2015. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

With a strong outlook on global methanol demand, supported by a high global energy price environment, and few capacity additions expected outside of China over the next several years, we believe we are well positioned in the industry with upside potential to our cash flows and earnings.

Our Strategy and Competitive Strengths

Continue to strengthen our asset position

We continue to takes steps to strengthen our asset position within the methanol industry. During the first half of 2011, we significantly improved our production capability and our competitive cost structure with the commencement of the methanol facility in Egypt and the restart of a methanol facility in Canada. We are also focused on increasing production at our existing sites in Chile and New Zealand. In Chile, we continue to invest in natural gas development to increase production at the Chile site. We are also planning to relocate one of our four methanol facilities in Chile to Geismar, Louisiana, with a final investment decision expected in the third quarter of 2012. In New Zealand, we have committed to restart a second plant at our Motunui site in mid-2012, which is supported by a ten-year natural gas supply agreement. We believe these initiatives will further enhance our competitive cost structure and our ability to cost-effectively deliver methanol to customers.

Maintain global leadership in methanol marketing, logistics and sales

We sell methanol through an extensive global marketing and distribution system, which has enabled us to become the world’s largest supplier of methanol to each of the major international markets of North America, Asia Pacific, Europe, and Latin America. Our leadership position has enabled us to play an important role in the industry, which includes publishing Methanex reference prices that are generally used in each major market as a pricing reference for most of our customer contracts and which we believe enhances market transparency. We continue to pursue opportunities which allow us to maintain and enhance our industry leadership position.

Focus on operational excellence

To differentiate ourselves from our competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. We believe our production base and global marketing and distribution system, which includes our ability to purchase methanol produced by others, provides us with a competitive advantage and has differentiated us from competitors in the industry.

Financial discipline

We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. At December 31, 2011, we had a strong balance sheet with a cash balance of $351 million (including $37 million related to the non-controlling interest in Egypt) and a $200 million undrawn credit facility which expires in mid-2015. We believe we are well positioned to meet our financial commitments and continue investing to grow our business.

Selected Consolidated Financial and Operating Data

The following selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the related management’s discussion and analysis incorporated by reference in this prospectus supplement. The balance sheet data as at December 31, 2009 and 2010 and the statement of income data for each of the years then ended have been derived from our audited annual consolidated financial statements, which are incorporated by reference in this prospectus supplement and the accompanying Prospectus. The balance sheet data as at December 31, 2008 and the statement of income data for the year then ended have been derived from our prior audited annual consolidated financial statements, which are not incorporated by reference in this prospectus supplement or the accompanying Prospectus and are available on SEDAR and EDGAR. The statement of income data and the balance sheet data as at and for the year ended December 31, 2011 have been derived from our unaudited condensed consolidated interim financial statements which are incorporated by reference in this prospectus supplement and the accompanying Prospectus. The financial information as at and for the year ended December 31, 2011 includes, in the opinion of our management, all adjustments which are necessary for the fair presentation of this unaudited financial information.

The Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using IFRS as issued by the International Accounting Standards Board. Accordingly, for periods beginning on or after January 1, 2011, the Company’s condensed consolidated interim financial statements, including the corresponding comparative figures, were prepared in accordance with IFRS. IFRS differs in some material respects from accounting principles generally accepted in the United States (“U.S. GAAP”), and so this financial information may not be comparable to the financial information of companies reporting under U.S. GAAP. Prior to the changeover to IFRS, our audited consolidated financial statements were prepared in accordance with Canadian GAAP. To the extent applicable to our audited consolidated financial statements, these principles conform in all material respects with U.S. GAAP, except as described in the notes to our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying Prospectus. As a foreign private issuer under U.S. securities laws reporting under IFRS, we are no longer required to prepare a reconciliation with U.S. GAAP.

	Fiscal year ended December 31
	2008	2009	2010
(in millions US$, unless otherwise noted)
Statements of income data:
Canadian GAAP (audited) (1)
Revenue	$2,314	$1,198	$1,967
Cost of sales and operating expenses	(1,951)	(1,056)	(1,700)
Depreciation and amortization	(107)	(118)	(131)
Inventory write down	(33)	—	—
Gain on sale of Kitimat assets	—	—	22

Operating income before undernoted items	223	24	158
Interest expense (2)	(38)	(27)	(24)
Interest and other income (expense)	11	(1)	2

Income (loss) before income taxes	196	(4)	136
Income tax (expense) recovery	(27)	5	(34)

Net income	$169	$1	$102

U.S. GAAP
Net income (loss)	$165	$(3)	$94

Balance sheet data (end of period):
Canadian GAAP (audited) (1)
Cash and cash equivalents	$328	$170	$194
Total assets	2,799	2,923	3,070
Total long-term debt	767	885	897
Shareholders’ equity	1,288	1,236	1,277
U.S. GAAP
Total assets	2,830	2,959	3,105
Shareholders’ equity	1,379	1,369	1,415
Other financial data:
Canadian GAAP (audited) (1)
Cash flows from operating activities	$313	$110	$153
Adjusted EBITDA (3)	313	143	287
Capital expenditures:
Capital maintenance, catalyst turnarounds, and other	26	61	40
Plant and equipment under construction or development	495	285	128

Total capital expenditures	$521	$346	$168
U.S. GAAP
Adjusted EBITDA (3)	$313	$143	$283
Other selected operating data (thousands of tonnes, unless otherwise noted):
Methanol production volume	3,663	3,543	3,540
Methanol sales volume:
Produced product	3,363	3,764	3,540
Purchased product	2,074	1,546	2,880
Commission sales (4)	617	638	509

Total methanol sales volume	6,054	5,948	6,929

Methanex average realized methanol price (dollars per tonne) (5)	$424	$225	$306

(1)

The Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using IFRS. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. As a result of the IFRS transition, we converted our consolidated financial statements to IFRS at the changeover date with comparative financial results. For the presentation of consolidated financial and operating data, we have provided financial results under Canadian GAAP for the years ended December 31, 2010, 2009 and 2008, and in accordance with IFRS for the years ended December 31, 2011 and 2010.
(2)	Interest expense breaks down as follows:

	Fiscal year ended December 31
	2008	2009	2010
Interest expense before capitalized interest	$(56)	$(60)	$(62)
Less capitalized interest	18	33	38

	$(38)	$(27)	$(24)

(3)	We present Adjusted EBITDA because we believe it is an important supplemental measure of our performance and believe that it is used by investors, securities analysts and others in the evaluation of companies in our industry. We believe these parties consider it useful in measuring the capacity of our company to service debt. However, Adjusted EBITDA should be considered in addition to, and not as a substitute for, operating income, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP. Adjusted EBITDA differs from the most comparable Canadian GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, share-based compensation excluding mark-to-market impact and other non-cash items net of cash payments, interest expense, interest and other income, and current income taxes. Our method of computing Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Fiscal year ended December 31
	2008	2009	2010
Cash flows from operating activities	$313	$110	$153
Add (deduct):
Changes in non-cash working capital	(78)	18	99
Other cash payments	7	11	6
Share-based compensation, excluding mark-to-market impact	(20)	(11)	(11)
Other non-cash items	(3)	(7)	(8)
Income taxes—current	66	(5)	27
Interest expense	38	27	24
Interest and other income	(10)	—	(3)

Adjusted EBITDA	$313	$143	$287
U.S GAAP
Adjusted EBITDA	$313	$143	$283

Commencing with our fourth quarter 2011 interim report, we have modified our definition of Adjusted EBITDA to exclude the mark-to-market impact of items which impact the comparability of our results from one period to another, which currently include only the mark-to-market impact of share-based compensation as a result of changes in our share price. Accordingly, comparative figures herein have been presented under our modified definition of Adjusted EBITDA.

(4)	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility that we do not own.
(5)	Methanex average realized methanol price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

	IFRS (1) (unaudited)
	Fiscal year ended December 31
	2010	2011
(in millions US$, unless otherwise noted)
Statements of income data:
Revenue	$1,967	$2,608
Cost of sales and operating expenses	(1,695)	(2,107)
Depreciation and amortization	(137)	(157)
Gain on sale of Kitimat assets	22	—

Operating income before undernoted items	157	344
Finance costs (2)	(31)	(62)
Finance income and other (expense)	3	2

Income (loss) before income taxes	129	284
Income tax expense	(35)	(56)

Net income	$94	$228

Attributable to: (3)
Methanex Corporation shareholders	$96	$201
Non-controlling interests	(2)	27
Statements of financial position (end of period):
Cash and cash equivalents	194	351
Total assets	3,141	3,394
Total long-term debt	897	652
Shareholders’ equity	1,253	1,405
Other financial data:
Cash flows from operating activities	183	480
Adjusted cash flows from operating activities attributable to Methanex Corporation shareholders (4)	303	392
Adjusted EBITDA (attributable to Methanex Corporation shareholders) (5)	291	427
Capital expenditures:
Capital maintenance, catalyst turnarounds, and other	40	29
Plant and equipment under construction or development	106	129

Total capital expenditures	$146	$158
Other selected operating data (thousands of tonnes, unless otherwise noted):
Methanol production volume (attributable to Methanex Corporation shareholders)	3,540	3,847
Methanol sales volume:
Produced product (attributable to Methanex Corporation shareholders)	3,540	3,853
Purchased product	2,880	2,815
Commission sales (6)	509	846

Total methanol sales volume	6,929	7,514

Methanex average realized methanol price (dollars per tonne) (7)	$306	$374

(1)	The Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using IFRS. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. As a result of the IFRS transition, we converted our consolidated financial statements to IFRS at the changeover date with comparative financial results. For the presentation of consolidated financial and operating data, we have provided financial results under Canadian GAAP for the years ended December 31, 2010, 2009 and 2008, and in accordance with IFRS for the years ended December 31, 2011 and 2010.

(2)	Finance costs breaks down as follows:

	Fiscal year ended December 31
	2010	2011
Finance costs before capitalized interest	$(69)	$(69)
Less capitalized interest	38	7

	$(31)	$(62)

(3)	The new 1.26 million tonne per year methanol plant in Egypt commenced operations in mid-March 2011.
(4)	The following table shows a reconciliation of cash flows from operating activities to adjusted cash flows from operating activities:

	Fiscal year ended December 31
	2010	2011
Cash flows from operating activities	$183	$480
Add (deduct) non-controlling interest adjustment:
Net (income) loss	2	(27)
Non-cash items	(2)	(25)
Changes in non-cash working capital	120	(36)

Adjusted cash flows from operating activities attributable to Methanex Corporate shareholders	$303	$392

(5)	Adjusted EBITDA should be considered in addition to, and not as a substitute for, operating income, net income, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS. Adjusted EBITDA differs from the most comparable IFRS measure, cash flows from operating activities, because it does not include changes in non-cash working capital, other cash payments related to operating activities, share-based compensation excluding mark-to-market impact, other non-cash items, taxes paid, finance income and other expenses, and Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt. Our method of computing Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Fiscal year ended December 31
	2010	2011
Cash flows from operating activities	$183	$480
Add (deduct):
Net (income) loss attributable to non-controlling interests	2	(27)
Changes in non-cash working capital	121	(35)
Other cash payments	6	10
Share-based compensation excluding mark-to-market impact	(18)	(16)
Other non-cash items	(8)	(3)
Income taxes paid	9	46
Finance income and other expenses	(2)	(2)
Non-controlling interest adjustment*	(2)	(26)

Adjusted EBITDA attributable to Methanex Corporation shareholders	$291	$427

*	This adjustment represents finance costs, income tax expense, and depreciation and amortization associated with the 40% non-controlling interest in the methanol facility in Egypt.

(6)	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
(7)	Methanex average realized methanol price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of produced (attributable to Methanex shareholders) and purchased methanol.

The Offering

As used in this summary of the offering, references to “we”, “us”, “our” and similar terms, as well as references to “Methanex”, refer only to Methanex Corporation and its successors and not to any of its subsidiaries.

Issuer	Methanex Corporation.

Notes Offered	$250,000,000 principal amount of 5.25% Senior Notes due March 1, 2022.

Maturity	March 1, 2022.

Issue Price	99.615% plus accrued interest, if any, from February 28, 2012.

Interest	5.25% per annum.

Interest Payment Dates	Semi-annually on March 1 and September 1 of each year, commencing on September 1, 2012.

Ranking	The Notes will be general unsecured obligations of Methanex and will rank equally in right of payment with all of our other unsubordinated and unsecured indebtedness, including our 8.75% unsecured notes due August 15, 2012 and our 6.00% unsecured notes due August 15, 2015. The Notes, however, will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries unless guaranteed in accordance with the indenture under which we will issue the Notes (referred to in this prospectus supplement as the “Indenture”). As of December 31, 2011, we had no secured debt outstanding and our subsidiaries had approximately $1,075 million of liabilities (which amount includes approximately $244 million of trade payables).

Optional Redemption	We will have the option to redeem the Notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate (as defined in the Indenture) plus 50 basis points, together in each case with accrued interest to the date of redemption. See “Description of the Notes—Optional Redemption.”

Additional Amounts	All payments with respect to the Notes made by us will be made without withholding or deduction for Canadian taxes unless required by law or by the interpretation or administration thereof, in which case, subject to certain exceptions, we will pay such Additional Amounts (as defined in the Indenture) as may be necessary, so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of Debt Securities—Additional Amounts for Canadian Withholding Taxes” in the accompanying Prospectus.

Redemption in the Event of Changes in Canadian Withholding Taxes

If we become obligated to pay Additional Amounts as a result of certain changes affecting Canadian withholding taxes, we may redeem all, but not less than all, of the Notes at 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of the Notes—Redemption for Changes in Canadian Withholding Taxes”.

Change of Control Offer	Upon the occurrence of a Change of Control Triggering Event, which occurs only if a Change of Control and a Ratings Decline (as such terms are defined in the Indenture) both occur, we are required to offer to purchase all outstanding Notes at 101% of their principal amount plus accrued and unpaid interest to the date of purchase. See “Description of Debt Securities—Certain Covenants—Change of Control” in the accompanying Prospectus.

Certain Covenants

The Indenture will, among other things, restrict our ability and the ability of certain of our subsidiaries to:

•   incur liens;

•   enter into sale/leaseback transactions;

•   in the case of certain of our subsidiaries, incur indebtedness without guaranteeing the Notes;

•   enter into or conduct transactions with unrestricted subsidiaries; and

•   amalgamate or consolidate with, or merge with or into, or transfer all or substantially all of our assets or those of certain of our subsidiaries to any person.

These covenants are subject to important qualifications and limitations. For more details, see the section “Description of Debt Securities—Certain Covenants” in the accompanying Prospectus.

Use of Proceeds	The net proceeds from the sale of the Notes offered hereby are estimated to be approximately $247 million. We intend to use the estimated net proceeds for any one or more of debt repayments, working capital or other general corporate purposes. Pending such use, such net proceeds will be invested in short-term marketable securities. See “Use of Proceeds”.

No Public Trading Market	We do not intend to list the Notes on any national securities exchange or to arrange for quotation on any automated dealer quotation system. There can be no assurance that an active trading market will develop for the Notes.

Governing Law	The Notes and the Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Form and Denomination	The Notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Risk Factors

An investment in the Notes is subject to certain risks.

You should consider carefully all of the information set forth in this prospectus supplement and the accompanying Prospectus and, in particular, you should evaluate the specific factors discussed in the section “Risk Factors”, beginning on page S-21 of this prospectus supplement and on page 7 of the accompanying Prospectus, before deciding to invest in the Notes.

RISK FACTORS

An investment in the Notes involves risk. Before deciding whether to invest in the Notes, you should consider carefully the risks described below as well as the other information contained and incorporated by reference in this prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein (including subsequent documents incorporated by reference herein). These are not the only risks and uncertainties that we face. In particular, please read “Risk Factors” in the accompanying Prospectus and “Statements Regarding Forward-Looking Information” herein, where we describe additional risks and uncertainties associated with our business and the forward-looking statements contained in this prospectus supplement, the accompanying Prospectus and the documents incorporated by reference. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

Our structure as a holding company could adversely affect our ability to meet our obligations under the Notes.

We are structured primarily as a holding company with limited material business operations, sources of income or assets of our own other than the shares of our subsidiaries. The Notes will be our obligations exclusively. Unless certain covenants in the Indenture become applicable, our subsidiaries will not guarantee the payment of principal or interest on the Notes and the Notes will therefore be structurally subordinated to the obligations of our subsidiaries as a result of our being structured as a holding company. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries, our creditors (including the holders of the Notes) will not have any right to proceed against the assets of that subsidiary or to cause the liquidation or bankruptcy of such subsidiary under applicable bankruptcy laws. Creditors of such subsidiary would be entitled to payment in full from its assets before we would be entitled to receive any distribution from such assets. Except to the extent that we may ourselves be a creditor with recognized claims against a subsidiary, claims of creditors of that subsidiary will have priority with respect to the assets and earnings of that subsidiary over the claims of our creditors, including claims under the Notes. As of December 31, 2011, our subsidiaries had approximately $1,075 million of liabilities (which amount includes approximately $244 million of trade payables).

In addition, as a result of our holding company structure, our operating cash flow and our ability to service our debt, including the Notes, are dependent upon the operating cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, loans or otherwise. Our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the Notes or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of our subsidiaries and are subject to various business and other considerations.

Our debt service requirements may affect our ability to fund our business.

As at December 31, 2011, after giving effect to the sale of the Notes, we would have had total indebtedness of approximately $1,168 million (including 100% of the Egypt limited recourse debt facilities). The Indenture and our credit facility permit us and our subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. Our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions, place us at a disadvantage compared to our competitors that have less debt, and limit our flexibility in planning for, or reacting to, changes in our business and industry.

Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund our operations, working capital and capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, industry, financial, competitive, legislative, regulatory and other factors that are beyond our control. In particular, global or regional economic conditions could cause the price of methanol to fall and hamper our ability to make interest payments on or repay our indebtedness, including the Notes. We may need to refinance all or a portion of our indebtedness, including the Notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the Notes, on commercially acceptable terms, if at all.

Restrictions in our debt agreements may affect our ability to fund our business.

At December 31, 2011, our long-term debt obligations included $350 million in unsecured notes ($200 million which matures in 2012 and $150 million which matures in 2015), $483 million related to the Egypt limited recourse debt facilities and $65 million related to our Atlas limited recourse debt facilities. We have a $200 million senior credit facility provided by highly rated financial institutions that expires in mid-2015 and that contains customary covenant and default provisions. Significant covenants and default provisions under this facility include:

•

the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 and a debt to capitalization ratio of less than or equal to 50%, calculated on a four quarter trailing average basis in accordance with definitions in the credit agreement, which include adjustments related to the Atlas and Egypt limited recourse subsidiaries;

•	a default if payment is accelerated by the creditor on any indebtedness of $10 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries; and

•

a default if a default that permits a creditor to demand repayment occurs on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to us or our other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions that apply only to these entities, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other distributions and a restriction on these distributions if there is a default subsisting.

The Egypt limited recourse debt facilities required that certain conditions associated with plant construction and commissioning be met by September 30, 2011 (“project completion”). Project completion was achieved during the third quarter of 2011. In connection with achieving project completion, we agreed to a covenant to complete by March 31, 2012 certain land title registrations and related mortgages which require action by Egyptian government entities. We do not expect to complete such registrations and related mortgages by the March 31, 2012 deadline and, as a result, will seek a waiver from the lenders. We do not believe that the finalization of these items is material. We cannot assure you that we will be able to obtain a waiver from the lenders.

We also cannot provide assurance that we will be able to access new financing in the future or that the financial institutions providing our senior credit facility will have the ability to honour future draws. Additionally, failure to comply with any of the covenants or default provisions could restrict our access to the credit facility or result in acceleration of payment of outstanding principal and accrued interest on our long-term debt. Any of these factors could have a material adverse effect on our results of operations, our ability to pursue and complete strategic initiatives or on our financial condition.

Restrictions in our debt agreements could limit our growth and our ability to respond to changing conditions.

Our senior credit facility and the Indenture contain a number of significant covenants, which will limit our ability, among other things, to:

•	merge or enter into certain other business combination transactions;

•	create certain liens on our assets to secure debt;

•	enter into sale and leaseback transactions; and

•	incur additional debt.

In addition, our senior credit facility requires us to maintain certain financial ratios and satisfy certain financial condition tests and may require us to take action to reduce our debt or take some other action should we not satisfy these financial ratios or tests.

These restrictions could limit our ability to obtain future financing, make needed capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our senior credit facility and the Indenture impose on us.

A breach of any of these covenants could result in a default under the applicable debt agreement. A default, if not waived, could result in acceleration of the debt outstanding under the agreement and in a default with respect to, and acceleration of, the debt outstanding under other debt agreements. The accelerated debt would become immediately due and payable. If that should occur, we may not be able to pay all such debt, including the Notes.

We may be unable to repay the Notes when due or repurchase the Notes when we are required to do so.

At final maturity of the Notes or in the event of acceleration of the Notes following an event of default, the entire outstanding principal amount of the Notes will become due and payable. If we were unable to make the required payments or repurchases of the Notes, it would constitute an event of default under the Notes and, as a result, under our credit facilities and certain other outstanding indebtedness. See “Description of Debt Securities—Events of Default” in the accompanying Prospectus. It is possible that we will not have sufficient funds at maturity or upon acceleration to make the required payments or repurchases of Notes and other debt securities.

We may not be able to finance an offer to purchase the Notes and other indebtedness upon the occurrence of a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event, as defined in the Indenture, we will be required to offer to purchase all outstanding Notes at a price in cash equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest thereon. See “Description of Debt Securities—Certain Covenants—Change of Control” in the accompanying Prospectus. It is possible that we will not have or will not be able to obtain on commercially reasonable terms, or at all, sufficient funds at such time to make the required purchase of the Notes.

Holders may not be able to require us to purchase their Notes in certain circumstances involving a significant change in the composition of our board of directors, including a proxy contest where our board of directors does not endorse the dissident slate of directors but approves them as Continuing Directors. In this regard, a decision of the Delaware Chancery Court (not involving us or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities that is substantially similar to the change of control event described in clause (4) of the definition of “Change of Control.” In its decision, the court noted that a board of directors may “approve” a dissident shareholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination).

It may be difficult for you to enforce liabilities against us based solely upon the federal securities laws of the United States.

We are organized under the laws of Canada and our principal executive office is located in Vancouver, British Columbia. The majority of our directors and officers, and some of the experts named in this prospectus supplement and the accompanying Prospectus, are residents of Canada, and a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such directors, officers and experts, or to enforce against them judgments of United States courts based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Canada of judgments against us or against any of our directors, officers or experts, in original actions or in actions for enforcement of judgments of United States courts, based solely upon the federal securities laws of the United States.

There is currently no active trading market for the Notes. If an active trading market does not develop for the Notes, you may not be able to resell them.

No active trading market currently exists for the Notes and none may develop. We do not intend to apply for the listing of the Notes on any securities exchange or quotation system. As a result, an active trading market may not develop for the Notes. If an active trading market for the Notes does not develop, it could have an adverse effect on the market price and your ability to resell the Notes.

A financial failure by any entity in which we have an interest may hinder the payment of the Notes.

A financial failure by any entity in which we have an interest could affect payment of the Notes if a bankruptcy court were to “substantively consolidate” that entity with our subsidiaries and/or with us. If a bankruptcy court substantively consolidated an entity in which we have an interest with our subsidiaries and/or with us, the assets of each entity so consolidated would be subject to the claims of creditors of all entities so consolidated. This could expose our creditors, including holders of the Notes, to potential dilution of the amount ultimately recoverable because of the larger creditor base.

USE OF PROCEEDS

We estimate the net proceeds from the sale of the Notes, after deducting estimated underwriting commissions and expenses, will be approximately $247 million. We intend to use the estimated net proceeds for any one or more of debt repayments, working capital or other general corporate purposes. Pending such use, the net proceeds will be invested in short-term marketable securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as at December 31, 2011, on an actual basis and as adjusted to reflect the sale of the Notes and the application of the net proceeds as described in “Use of Proceeds”. This table should be read in conjunction with our unaudited condensed consolidated interim financial statements incorporated by reference in this prospectus supplement.

	As at December 31, 2011
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$351	$598

Short term debt:
8.75% Notes due August 15, 2012	$200	$200
Atlas limited recourse debt facilities (1), (2)	15	15
Egypt limited recourse debt facilities (2)	34	34
Other limited recourse debt facilities	2	2

Total short term debt	251	251
Long term debt:
Senior unsecured credit facility (3)	—	—
6.00% Notes due August 15, 2015	149	149
Atlas limited recourse debt facilities (1), (2)	49	49
Egypt limited recourse debt facilities (2)	437	437
Other limited recourse debt facilities	17	17
Notes offered hereby	—	250

Total long term debt	652	902

Total debt	903	1,153
Shareholders’ equity:
Capital stock and contributed surplus	478	478
Retained earnings	943	943
Accumulated other comprehensive loss	(16)	(16)
Non-controlling interests	197	197

Total shareholders’ equity	1,602	1,602

Total capitalization	$2,505	$2,755

(1)	The Atlas limited recourse debt facilities represent our 63.1% proportionate share.
(2)	The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively.
(3)	Total availability of $200 million, expiring in May 2015.

PRO FORMA EARNINGS COVERAGE

The following earnings coverage ratios have been prepared in accordance with Canadian securities law requirements and included in this prospectus supplement in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with Canadian GAAP for the year ended December 31, 2010, and with IFRS for the twelve months ended December 31, 2011, and give effect to all of our long-term financial liabilities, and the repayment, redemption or other retirement thereof since the respective dates indicated below. The pro forma ratios set forth below have been calculated after giving effect to the issuance of the Notes and to debt repayments and issuances since December 31, 2010 and December 31, 2011, as applicable. For purposes of these calculations, reported net earnings attributable to our shareholders have been increased by interest expense and income taxes attributable to our shareholders.

Period	Pro forma interest	Earnings before interest expense and income taxes	Earnings coverage ratio (1)
Year ended December 31, 2010	$44 million	$161 million	3.69 times annual interest expense
12 months ended December 31, 2011	$66 million	$307 million	4.66 times annual interest expense

(1)	The ratios are equal to net earnings, adjusted as described above, divided by interest expense. These ratios do not purport to be indicative of actual earnings coverage ratios for any future period.

DESCRIPTION OF THE NOTES

The Notes will be issued under the trust indenture, dated as of July 20, 1995, which was entered into between Methanex and The Bank of New York Mellon (formerly United States Trust Company of New York), as trustee (the “Trustee”), as currently supplemented and as will be further supplemented by a fifth supplemental indenture to be entered into between Methanex and the Trustee concurrently with the issuance of Notes (the trust indenture, as supplemented and as will be further supplemented, is referred to herein as the “Indenture”). The Indenture is by its terms subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed with the SEC as an exhibit to the registration statement of which the accompanying Prospectus forms a part. The following statements with respect to the Indenture and the Notes are brief summaries of certain provisions of the Indenture and do not purport to be complete. For a more complete description, including the definition of any terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture.

In this section, the words “Company”, “we”, “us”, “our” and “Methanex” refer only to Methanex Corporation and not to any of our subsidiaries or joint ventures.

General

The Notes will be issued initially in an aggregate principal amount of $250,000,000 and will mature on March 1, 2022. The Notes will be our general unsecured obligations. We may issue additional notes of the same series under the Indenture from time to time after this offering, without the consent of the holders of the Notes. The Notes and any additional notes of this series subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Interest on the Notes will accrue at the rate of 5.25% per annum and will be payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2012, to the persons in whose names the Notes are registered at the close of business on the preceeding February 15 and August 15, respectively. The Notes will provide for us to pay interest on overdue principal and, to the extent lawful, on overdue instalments of interest at the above rate per annum, plus 1%. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30 day months. The yearly rate of interest that is equivalent to the rate payable under the Notes is the rate payable multiplied by the actual number of days in the year and divided by 360 and is disclosed herein solely for the purpose of providing the disclosure required by the Interest Act (Canada).

Principal of, and premium, if any, and interest on, the Notes will be payable, and the Notes may be presented for registration of transfer and exchange, at the office or agency maintained by us for that purpose in the Borough of Manhattan, the City of New York, provided, however, that at our option, payment of interest may be made by check mailed to the address of the person entitled thereto at such address as shall appear in the register of Notes, and at the option of the registered holder of the Notes, by wire transfer to an account designated by the registered holder. The Trustee will initially act as registrar.

There will be no mandatory sinking fund payments for the Notes.

The Notes will rank equally in right of payment with all other of our unsubordinated and unsecured indebtedness. The Notes, however, will be structurally subordinated to the liabilities of our subsidiaries, other than as guaranteed in accordance with the Indenture. See “Risk Factors”.

Ranking and Other Indebtedness

The Notes will be unsecured obligations of the Company and will rank equally with all of our other unsecured and unsubordinated Indebtedness (as defined below) from time to time outstanding. The Notes will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries (other than any applicable guarantor, for so long as its guarantee remains in effect) and subordinated to all secured Indebtedness and other secured liabilities of the Company, any applicable guarantor and our subsidiaries to the extent of the assets securing such Indebtedness and other liabilities. The Notes will rank pari passu with Methanex’s $200,000,000 aggregate principal amount of 8.75% notes due 2012 and its $150,000,000 aggregate principal amount of 6.00% notes due 2015.

Redemption

Optional Redemption

The Notes will be redeemable as a whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case accrued interest thereon to the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average, as determined by the Independent Investment Banker, of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company or, if such firm is unwilling or unable to select a Comparable Treasury Price, an independent banking institution of national standing in the United States, appointed by the Company.

“Reference Treasury Dealer” means each of BNP Paribas Securities Corp. and RBS Securities Inc. plus three others or their affiliates which are primary U.S. Government securities dealers appointed by the Company and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer, if one is available.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum, as determined by the Independent Investment Banker, equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Redemption for Changes in Canadian Withholding Taxes

The Notes may be redeemed, at our option, at any time in whole but not in part, on not less than 30 nor more than 60 days’ notice, at 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in or an amendment to the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date of this prospectus supplement.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

PRICE RANGE AND TRADING VOLUMES

The common shares of the Company (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “MX”, on the NASDAQ Global Market under the symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the symbol “Methanex”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this prospectus supplement.

Common Shares
Date	High	Low	Volume
2011
January	$30.90	$27.22	10,297,254
February	$28.71	$27.75	8,606,889
March	$30.49	$27.10	6,746,103
April	$32.16	$30.20	5,253,361
May	$30.89	$29.34	4,142,839
June	$30.86	$28.01	4,007,306
July	$30.86	$28.10	3,047,526
August	$28.30	$23.29	6,556,720
September	$25.19	$21.53	6,898,641
October	$26.50	$21.62	5,994,747
November	$25.75	$23.17	6,747,520
December	$24.98	$22.39	4,615,629
2012
January	$28.30	$23.89	5,983,245

MATERIAL INCOME TAX CONSIDERATIONS

Material United States Federal Income Tax Considerations

The following is a general summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of Notes by United States Holders (as defined below) who purchase Notes offered hereby at the price indicated on the cover of this prospectus supplement and hold such Notes as capital assets, within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing provisions of the Code, final and temporary regulations promulgated thereunder, administrative pronouncements or practice, judicial decisions, and interpretations of the foregoing, all as of the date of this offering, all of which are subject to change (possibly with retroactive effect). This discussion is not binding on the United States Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the United States federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a United States court will not sustain such challenge.

As used herein, a “United States Holder” is any beneficial owner of a Note that is (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. If a partnership holds a Note, the United States federal income tax treatment of a partner generally will depend upon the status of such partner and upon the activities of the partnership. You are urged to consult your own tax advisor if you are a United States person and a partner of a partnership holding a Note.

This discussion is not a complete analysis or description of all of the possible tax consequences of the acquisition, ownership and disposition of the Notes. This discussion does not address any United States federal alternative minimum tax, United States federal estate, gift, or other non-income tax; or state, local or non-United States tax consequences of the acquisition, ownership and disposition of the Notes. In addition, this discussion does not address the United States federal income tax consequences to United States Holders subject to special rules, including United States Holders that are: (i) banks, financial institutions or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold a Note as part of a hedge, straddle, conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a “functional currency” other than the United States dollar; or (vii) United States expatriates.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Notes Subject to Contingency

We will be required to make an offer to repurchase all of the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest upon the occurrence of a Change of Control Triggering Event. See “Description of Debt Securities—Certain Covenants—Change of Control” in the accompanying Prospectus. It is possible that this requirement to offer to repurchase the Notes at a premium could implicate the provisions of

Treasury Regulations relating to “contingent payment debt instruments”. If the Notes were characterized as contingent payment debt instruments, you might, among other things, be required to accrue interest income in different amounts and at different times than as otherwise described herein, and to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than as capital gain.

We intend to take the position that the likelihood of such repurchase of the Notes at a premium is remote, and thus, that the Notes should not be treated as contingent payment debt instruments. Our determination that such a contingency is remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination, however, is not binding on the IRS, and the IRS could challenge this determination.

The remainder of this disclosure assumes that our determination that such a contingency is remote is correct. The Treasury Regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the Treasury Regulations is not certain. You are urged to consult your tax advisor regarding the possible application of the special rules related to contingent payment debt instruments to the Notes.

Payments of Interest

You will be taxed on interest on your Notes (including any amounts withheld and any Additional Amounts paid in respect of withholding taxes imposed on the Notes) as ordinary income at the time you receive the interest or when the interest accrues, depending on your method of accounting for United States federal income tax purposes. You may be entitled to deduct or credit any taxes withheld subject to certain limitations of the United States foreign tax credit rules. For this purpose, interest paid on the Notes is income from sources outside the United States for purposes of computing the foreign tax credit allowable to a United States Holder. Interest income on the Notes generally will be considered either “passive category income” or “general category income” for United States foreign tax credit purposes. The rules governing the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of the credit under your particular circumstances.

Sale, Exchange and Retirement of the Notes

You generally will recognize capital gain or loss on the sale, exchange or retirement of your Notes equal to the difference between the amount you realize on the sale, exchange, redemption, retirement or other taxable disposition of the Notes, excluding any amounts attributable to accrued but unpaid interest (which will generally be taxed as ordinary interest income, unless previously taken into income), and your adjusted tax basis in your Notes at the time of the sale, exchange, redemption, retirement or other taxable disposition. Your adjusted tax basis in a Note generally will be the amount that you paid for the Note decreased by the amount of any payments (other than payments of stated interest) on the Note. Such gain or loss generally will constitute long-term capital gain or loss if at the time of the sale, exchange, redemption, retirement or other taxable disposition of the Note you held the Note for more than one year, and otherwise will be short-term capital gain or loss. Under current law, net long-term capital gains of non-corporate United States Holders (including individuals) are, generally, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any such gain or loss will be treated as United States source income or loss, unless it is attributable to an office or other fixed place of business outside of the United States and certain other conditions are met.

Information Reporting and Backup Withholding

In general, information reporting requirements apply to certain payments to United States Holders of principal of, and interest on, a Note and the receipt of proceeds on the sale or other disposition (including a retirement or redemption) of a Note before maturity, in each case when made within the U.S. or through certain U.S. intermediaries. Additionally, if a United States Holder does not otherwise qualify for an exemption and fails (1) to furnish its taxpayer identification number, (2) to certify that such number is correct, (3) to certify that such

United States Holder is not subject to backup withholding, or (4) otherwise to comply with the applicable requirements of the backup withholding rules, such United States Holder may be subject to backup withholding.

Certain United States Holders are generally not subject to backup withholding and information reporting requirements provided their exemption from backup withholding and information reporting are properly established. Backup withholding is not an additional United States federal income tax. Any amounts withheld under the United States backup withholding rules will be allowed as a credit against your United States federal income tax liability, if any, or will be refunded by the IRS to the extent it exceeds such liability, if you furnish required information to the IRS in a timely manner. You should consult your tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

In addition, United States Holders should be aware of new annual reporting requirements with respect to the holding of certain foreign financial assets, including securities of foreign issuers that are not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000. You should consult your tax advisor regarding the application of the information reporting rules to the Notes and the application of the reporting requirements to your particular situation.

Additional Tax on Investment Income

Certain United States Holders who are individuals, estates or trusts will be required to pay an additional 3.8 percent Medicare tax on, among other things, interest income and capital gains from the sale or other disposition of Notes for taxable years beginning after December 31, 2012. United States Holders should consult their own tax advisors regarding the application of this additional tax to their investment in Notes.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-UNITED STATES AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

Material Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, our Canadian counsel, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires Notes, as beneficial owner, pursuant to this offering and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable income tax treaty or convention (i) is not resident or deemed to be resident in Canada, (ii) deals at arm’s length with Methanex, any successor to Methanex, and with any transferees resident in Canada to whom the holder disposes of Notes, (iii) does not use or hold, and is not deemed to use or hold, Notes in connection with a trade or business carried on, or deemed to be carried on, in Canada, and (iv) is not an insurer carrying on an insurance business in Canada and elsewhere (each, a “Holder”). This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom Methanex does not deal at arm’s length within the meaning of the Canadian Tax Act.

This summary is based upon the current provisions of the Canadian Tax Act and regulations thereunder and on counsel’s understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposed Amendments”). This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate possible changes in the law or in administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e. non-Canadian) tax considerations or Canadian provincial or territorial tax considerations which may vary from the Canadian federal income tax considerations described herein. No assurance can be given that the Proposed Amendments will be enacted as proposed or at all.

Under the Canadian Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited to a Holder on the Notes will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the Notes, or the receipt of interest, premium or principal thereon by a Holder solely as a consequence of such acquisition, holding, redemption or disposition of the Notes.

EACH OF THE SUMMARIES UNDER THIS SECTION “MATERIAL INCOME TAX CONSIDERATIONS” IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER, AND NO REPRESENTATION IS MADE WITH RESPECT TO THE UNITED STATES FEDERAL TAX CONSEQUENCES OR CANADIAN FEDERAL TAX CONSEQUENCES TO ANY PARTICULAR HOLDER. ACCORDINGLY, PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL TAX CONSEQUENCES OR CANADIAN FEDERAL TAX CONSIDERATIONS RELEVANT TO THEM, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated February 21, 2012, each of the underwriters named below, for whom BNP Paribas Securities Corp. and RBS Securities Inc. are acting as representatives, has severally agreed to purchase, and we have agreed to sell to each underwriter, the respective principal amounts of Notes as set forth opposite the name of each underwriter below.

Underwriter	Principal Amount
BNP Paribas Securities Corp.	$75,000,000
RBS Securities Inc.	$75,000,000
J.P. Morgan Securities LLC	$40,000,000
RBC Capital Markets, LLC	$40,000,000
CIBC World Markets Corp.	$20,000,000

Total	$250,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all of the Notes if they purchase any of the Notes.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by Methanex
Per 5.25% Senior Note due 2022	0.65%

In connection with the offering of the Notes, BNP Paribas Securities Corp. and RBS Securities Inc., or their respective affiliates may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Any of these activities may cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters make any representation that any of the underwriters will engage in such transactions, or that such transactions, once begun, will not be discontinued without notice.

We estimate that our total expenses of this offering, excluding underwriting discounts, will be approximately $500,000.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have performed certain investment banking, advisory or general financing and banking services for us and our affiliates from time to time, for which they have received customary fees and expenses. Certain of the underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business.

The underwriters are affiliates of banks which are lenders to us under our unsecured revolving credit facility and to certain of our subsidiaries under certain debt obligations. Consequently, we may be considered to be a connected issuer of the underwriters under applicable Canadian Securities legislation. We are in compliance with the terms of the agreement governing the credit facility and our subsidiaries are in compliance with the terms of the agreements governing their debt obligations. See “Capitalization”. None of the underwriters nor the banks affiliated with them was involved in our decision to distribute the Notes offered hereby. The underwriters negotiated the public offering price of the Notes with us.

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The Notes are a new issue of securities with no established trading market. We do not intend to list the Notes on any securities exchange or to include them in any automated quotation system. We cannot assure you that the Notes will have a liquid trading market. We have been advised by the underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

We expect that delivery of the Notes will be made against payment therefor on or about February 28, 2012, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing or the next two succeeding business days should consult their own advisor.

The Notes are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers, only in accordance with the offering restrictions applicable in such jurisdictions.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each initial purchaser has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State

(the “Relevant Implementation Date”), it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time the following exemptions are met:

(a) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100, or if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

(c) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Notes referred to in (a) and (b) above shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person who receives any communication in respect of or purchaser of Notes described in this prospectus supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or to subscribe for Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State, and includes any relevant implementing measure in each Relevant Member State. “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of the Notes through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the Notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the Notes, other than the underwriters, is authorized to make any further offer of the Notes on our behalf or on behalf of the underwriters.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the Notes will be passed upon on our behalf by McCarthy Tétrault LLP, Vancouver, Canada and certain matters of United States law will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain matters of United States law will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

The partners and associates of McCarthy Tétrault LLP, as a group, hold beneficially, directly or indirectly, less than 1% of our outstanding securities and none of our securities or property are to be received by such persons.

EXPERTS

Our consolidated financial statements as of December 31, 2010 and 2009, and for each of the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Base Shelf Prospectus

This short form prospectus is referred to as a short form base shelf prospectus and has been filed under legislation in the Province of British Columbia that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice President, General Counsel and Corporate Secretary of Methanex Corporation at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1 (telephone: 604-661-2600) and are also available electronically at www.sedar.com.

Short Form Prospectus
New Issue	November 10, 2011

US$500,000,000

METHANEX CORPORATION

DEBT SECURITIES

We may from time to time offer up to an aggregate principal amount of US$500,000,000 of debt securities during the 25 month period that this short form prospectus (the “Prospectus”), including any amendments hereto, remains valid. The debt securities may be offered separately or together, in one or more series, in amounts, at prices and on other terms to be determined based on market conditions at the time of issuance and set forth in an accompanying prospectus supplement.

We will provide the specific terms of the debt securities in respect of which this Prospectus is being delivered (the “Offered Debt Securities”) and all information omitted from this Prospectus in supplements to this Prospectus that will be delivered to purchasers together with this Prospectus. You should read this Prospectus and any applicable prospectus supplement carefully before you invest.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. Our financial statements, which are incorporated by reference herein, have been prepared, for all periods prior to January 1, 2011, in accordance with Canadian generally accepted accounting principles, and, for all periods beginning on or after January 1, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the Offered Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and should consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this Prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

We may sell the Offered Debt Securities to or through underwriters or dealers, and also may sell such Offered Debt Securities to one or more other purchasers, directly or through agents. In addition, we may issue the Offered Debt Securities pursuant to one or more exchange offers for our previously issued debt securities. This Prospectus only qualifies under the securities laws of British Columbia the distribution of the Offered Debt Securities in the United States and elsewhere outside of Canada. This Prospectus does not qualify the distribution of any Offered Debt Securities which may be offered or sold in any province of Canada, including the Province of British Columbia, and any such sales will only be made pursuant to private placement exemptions from the prospectus requirements of the securities laws of such provinces. See “Plan of Distribution”. A prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the offering of any Offered Debt Securities and will set forth the terms of the offering of the Offered Debt Securities, including, to the extent applicable, the proceeds to us, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers.

Our head and registered office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1 (telephone: 604-661-2600).

i

ABOUT THIS PROSPECTUS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this Prospectus to “we”, “us” and “our” and similar terms, as well as references to “Methanex” and “the Company” refer to Methanex Corporation and its subsidiaries.

This Prospectus is part of a registration statement on Form F-9 relating to the debt securities that we have filed with the United States Securities and Exchange Commission (the “SEC”). Under the registration statement, we may, from time to time, offer any combination of the debt securities described in this Prospectus in one or more offerings of up to an aggregate principal amount of US$500,000,000. This Prospectus provides you with a general description of the debt securities that we may offer. Each time we offer debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Offered Debt Securities. The prospectus supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

In this Prospectus and any prospectus supplement, all references to “dollars” or “$” are to United States dollars and all references to “Canadian dollars” and “CDN$” are to Canadian dollars. Unless otherwise indicated, all financial information included or incorporated by reference in this Prospectus or included in any prospectus supplement is in United States dollars and determined using Canadian generally accepted accounting principles, for all periods prior to January 1, 2011, or International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, for all periods beginning on or after January 1, 2011. For a discussion of the principal differences between our financial results as calculated under Canadian generally accepted accounting principles and under United States generally accepted accounting principles, you should refer to Note 20 of our audited consolidated financial statements as at December 31, 2010 and 2009, and for each of the three years ended December 31, 2010, which are incorporated by reference in this Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file with the British Columbia Securities Commission (the “BCSC”) and with the various securities commissions or similar authorities in each of the provinces of Canada, annual and quarterly reports, material change reports and other information. You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we file reports with and furnish other information to the SEC.

You may read or obtain copies, at a fee, of any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our filings are also electronically available on EDGAR, as well as from commercial document retrieval services.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus. The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces of Canada and filed with or furnished to the SEC, are specifically incorporated by reference into and form an integral part of, this Prospectus:

(a) our Annual Information Form dated March 24, 2011 for the year ended December 31, 2010;

(b) our Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2010 and 2009 and for each of the years then ended and the Auditors’ Report thereon;

(c) our Management’s Discussion and Analysis for the year ended December 31, 2010;

(d) our Condensed Consolidated Interim Financial Statements, and the related notes thereto, for the three and nine months ended September 30, 2011 and 2010;

(e) our Management’s Discussion and Analysis for the three and nine months ended September 30, 2011; and

(f) our Information Circular dated March 4, 2011 for our annual meeting of shareholders held on April 28, 2011.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), the content of any news release publicly disclosing financial information for a period more recent than the period for which financial statements are required to be incorporated herein, and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by us with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the distribution will be deemed to be incorporated by reference in this Prospectus. These documents are available through the internet on SEDAR. In addition, to the extent that any document or information incorporated by reference in this Prospectus is included in a report that is filed or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to this Prospectus and the registration statement on Form F-9 of which this Prospectus forms a part.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and the related annual consolidated financial statements being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the previous annual information form, annual consolidated financial statements and all interim consolidated financial statements, material change reports, and all prospectus supplements filed by us prior to the commencement of our fiscal year in which the new annual information form and the related annual consolidated financial statements is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of debt securities hereunder. Upon an information circular in connection with an annual general meeting being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of debt securities hereunder.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Randy Milner, Senior Vice President, General Counsel and Corporate Secretary of Methanex Corporation at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1 (telephone: 604 661-2600).

A prospectus supplement containing the specific terms in respect of any offering of the Offered Debt Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to such Offered Debt Securities will be delivered to purchasers of such Offered Debt Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such Offered Debt Securities by such prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized any person to provide you with different or additional information. If any person provides you with different or additional information, you should not rely on it. We are not making an offer of the debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of this Prospectus or any applicable prospectus supplement, respectively.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, and certain documents incorporated by reference in this Prospectus, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Prospectus or as of the date specified in the documents incorporated by reference in this Prospectus, as the case may be. These forward-looking statements include, but are not limited to, statements concerning:

•	expected demand for methanol and its derivatives;

•	expected new methanol supply and timing for start-up of the same;

•	expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages;

•	expected methanol and energy prices;

•

expected levels and timing of natural gas supply to each of our plants, including without limitation, levels of natural gas supply from investments in natural gas exploration and development in Chile and New Zealand and availability of economically priced natural gas in Chile, New Zealand and Canada;

•	capital committed by third parties towards future natural gas exploration in Chile and New Zealand;

•	expected capital expenditures, including, without limitation, those to support natural gas exploration and development in Chile and New Zealand and the restart of our idled methanol facilities;

•	anticipated production rates of our plants, including, without limitation, our Chilean facilities, the new methanol plant in Egypt and the restarted Medicine Hat facility;

•	expected operating costs, including natural gas feedstock costs and logistics costs;

•	expected tax rates or resolutions to tax disputes;

•	expected cash flows and earnings capability;

•

ability to meet covenants or, if necessary, obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities which have conditions associated with finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities;

•	availability of committed credit facilities and other financing;

•	shareholder distribution strategy and anticipated distributions to shareholders;

•	commercial viability of, or ability to execute, future projects, capacity expansions, plant relocations, or other business initiatives or opportunities;

•	financial strength and ability to meet future financial commitments;

•	expected global or regional economic activity (including industrial production levels);

•	expected actions of governments, gas suppliers, courts, tribunals or other third parties; and

•	expected impact on our results of operations in Egypt and our financial condition as a consequence of actions taken or inaction by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives;

•	success of natural gas exploration in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand and Canada;

•	production rates of our facilities, including, without limitation, our Chilean facilities, the new methanol plant in Egypt and the restarted Medicine Hat facility;

•

receipt or issuance of third party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards;

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates;

•	availability of committed credit facilities and other financing;

•	global and regional economic activity (including industrial production levels);

•	absence of a material negative impact from major natural disasters;

•	absence of a material negative impact from changes in laws or regulations;

•	absence of a material negative impact from political instability in the countries in which we operate; and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses;

•	the price of natural gas, oil and oil derivatives;

•

the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile, New Zealand and Canada on commercially acceptable terms;

•	the ability to carry out corporate initiatives and strategies;

•	actions of competitors, suppliers and financial institutions;

•	actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives;

•	changes in laws or regulations;

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements;

•	world-wide economic conditions; and

•	other risks described in our 2010 annual and third quarter 2011 management’s discussion and analysis incorporated by reference in this Prospectus.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Accordingly, you should not place undue reliance on forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this Prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required by law.

METHANEX CORPORATION

We are the world’s largest supplier of methanol to the major international markets of Asia Pacific, North America, Europe and Latin America. We have production facilities in Chile, Trinidad, New Zealand, Egypt and Canada.

RISK FACTORS

An investment in the Offered Debt Securities involves risk. Before deciding whether to invest in the Offered Debt Securities, you should consider carefully the risks described below as well as the other information contained and incorporated by reference in this Prospectus (including subsequent documents incorporated by reference in this Prospectus) and, if applicable, those described in a prospectus supplement relating to a specific offering of Offered Debt Securities. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

We are vulnerable to reductions in the availability of supply and fluctuations in the cost of natural gas.

We use natural gas as the principal feedstock for producing methanol, and it accounts for a significant portion of our operating costs. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or we experience interruptions in the supply of contracted natural gas, we could be forced to curtail production or close such plants, which could have an adverse effect on our results of operations and financial condition.

Chile

We have four methanol plants in Chile with a total annual production capacity of 3.8 million tonnes per year. Although we have long-term natural gas supply contracts in place that entitle us to receive a significant quantity of our total natural gas requirements in Chile from suppliers in Argentina, these suppliers have curtailed all gas supply to our plants in Chile since June 2007 in response to various actions by the Government of Argentina that include imposing a large increase to the duty on natural gas exports from Argentina. Since then we have been operating our Chile facilities significantly below site capacity. We are not aware of any plans by the Government of Argentina to decrease or remove this duty. Under the current circumstances, we do not expect to receive any further natural gas supply from Argentina.

Over the past few years, Empresa Nacional del Petróleo (“ENAP”), one of our primary natural gas suppliers in Chile, has delivered less than the full amount of natural gas that it was obligated to deliver to us primarily due to declines in the production rates of existing wells. The shortfalls in natural gas deliveries from ENAP are generally greater in the southern hemisphere winter due to the need to satisfy increased demand for residential uses in the region. We are focused on sourcing additional gas supply for our Chile facilities from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark Chile Limited (“GeoPark”) and others to help accelerate natural gas exploration and development in southern Chile. In addition, the Government of Chile completed an international bidding round in 2007 to assign natural gas exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. In 2010, the Government of Chile initiated a new round allocating further exploration acreage to international oil and gas companies. Contracts for these new exploration areas are currently under negotiation.

The future operating rate of our plants in Chile is primarily dependent on demand for natural gas for residential purposes, production rates from existing natural gas fields, and the level of natural gas deliveries from future exploration and development activities in southern Chile. We cannot provide assurance regarding the production rates from existing natural gas fields or that we, ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms. As a result, we cannot provide assurance in the level of natural gas supply or that we will be able to source sufficient natural gas to operate any capacity in Chile or that we will have sufficient future cash flows from Chile to support the carrying value of our Chilean assets and that this will not have an adverse impact on our results of operations and financial condition.

Trinidad

We have two methanol plants in Trinidad (Titan and Atlas) with a total annual production capacity of 2.05 million tonnes per year. Natural gas for these production facilities is supplied under contracts with The National Gas Company of Trinidad and Tobago Limited. The contracts for Titan and Atlas expire in 2014 and 2024, respectively. Although Titan and Atlas are located close to other natural gas reserves in Trinidad, which we believe we could access after the expiration of these natural gas supply contracts, we cannot provide assurance that we would be able to renew our current contracts or secure access to such natural gas on commercially acceptable terms and that this will not have an adverse impact on our results of operations and financial condition.

Over the past year, large industrial natural gas consumers in Trinidad experienced periodic curtailments of natural gas supply due to upstream outages. Our Titan facility in Trinidad experienced some gas curtailments late in the third quarter and into the fourth quarter of 2011. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience some gas curtailments to our Titan facility. We cannot provide assurance that we will not experience longer than anticipated curtailments due to upstream outages or other issues in Trinidad and that these curtailments will not be material and that this would not have an adverse impact on our results of operations and financial condition.

New Zealand

We have three plants in New Zealand with a total annual production capacity of up to 2.23 million tonnes per year. This includes two plants with total annual production capacity of 1.7 million tonnes per year located at Motunui and one plant with total annual production capacity of 0.5 million tonnes per year located at nearby Waitara Valley. We are currently operating one 0.85 million tonne per year plant at our Motunui location. Natural gas for these production facilities is supplied from a range of suppliers with short term contracts and we currently have sufficient quantities of natural gas to operate this facility through 2012. We are pursuing opportunities to obtain economically priced natural gas from suppliers in New Zealand and we are pursuing natural gas exploration and development opportunities in the area close to our plants. The future operation of our New Zealand facilities depends on methanol industry supply and demand and the availability of natural gas on commercially acceptable terms, and the success of ongoing exploration and development activities. We cannot provide assurance that we will be able to secure additional gas for our facilities on commercially acceptable terms or that the ongoing exploration and development activities in New Zealand will be successful and that this will not have an adverse impact on our results of operations and financial condition.

Egypt

In mid-March 2011, we commenced operations at the new 1.26 million tonne per year methanol plant in Egypt. Natural gas for this facility is supplied under a 25-year contract with the government-owned Egyptian Natural Gas Holding Company (“EGAS”). Gas is supplied to this facility from the same gas delivery grid infrastructure that supplies other industrial users in Egypt, as well as the general Egyptian population and, accordingly, the natural gas supplied under this long-term contract could be impacted by the supply and demand balance of natural gas in Egypt. There can be no assurance that we will not experience curtailments of natural gas supply, which could have an adverse impact on our results of operations and financial condition.

Canada

In late April 2011, we restarted our 0.47 million tonne per year facility in Medicine Hat, Alberta. We have contracted sufficient volumes of natural gas on the Alberta gas market to meet 80% to 100% of our requirements when operating at capacity to March 2013. We will purchase natural gas to satisfy any remaining requirements on the Alberta gas spot market. The Alberta gas market offers substantial volumes of natural gas in a competitive market where prices can fluctuate widely. The future operation of our Medicine Hat facility depends on our ability to secure sufficient natural gas on commercially acceptable terms. There can be no assurance that we will be able to continue to secure sufficient natural gas for our Medicine Hat facilities on commercially acceptable terms and that this will not have an adverse impact on our results of operations and financial condition.

The methanol industry is subject to commodity price volatility and supply and demand uncertainty.

The methanol business is a highly competitive commodity industry and prices are affected by supply and demand fundamentals and global energy prices. Methanol prices have historically been, and are expected to continue to be, characterized by significant cyclicality. New methanol plants are expected to be built and this will increase overall production capacity. Additional methanol supply can also become available in the future by restarting idle methanol plants, carrying out major expansions of existing plants or debottlenecking existing plants to increase their production capacity. Historically, higher-cost plants have been shut down or idled when methanol prices are low, but there can be no assurance that this practice will occur in the future or that such plants will remain idle. Demand for methanol largely depends upon levels of global industrial production, changes in general economic conditions and energy prices.

We are not able to predict future methanol supply and demand balances, market conditions, global economic activity, methanol prices or energy prices, all of which are affected by numerous factors beyond our control. Since methanol is the only product we produce and market, a decline in the price of methanol could have an adverse impact on our results of operations and financial condition.

Weakening global economic conditions could negatively impact our business.

A significant weakening in global economic conditions could present risks and uncertainties which could significantly impact our business, including risks and uncertainties related to the impact on global supply and demand for methanol, its impact on methanol prices, changes in capital markets and corresponding effects on our investments, our ability to access existing or future credit and increased risk of defaults by customers, suppliers and insurers. We cannot provide assurance that these factors would not have an adverse impact on our results of operations and financial condition.

We are subject to risks inherent in foreign operations.

The majority of our operations and investments are located outside of North America, including Chile, Trinidad, New Zealand, Egypt, Europe and Asia. We are subject to risks inherent in foreign operations such as loss of revenue, property and equipment as a result of expropriation; import or export restrictions and anti-dumping measures; nationalization, war, insurrection, civil unrest, terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; and changes in laws or policies or other actions by governments that may adversely affect our operations. Many of the foregoing risks related to foreign operations may also exist for our domestic operations in North America.

In late January 2011, there were widespread anti-government protests and civil unrest in Egypt. In mid-February 2011, the Egyptian military announced that it had assumed control of the nation’s affairs until elections are held. We cannot provide assurance that future developments in Egypt, including changes in government or further civil unrest or other disturbances, would not have an adverse impact on ongoing operations, our ability to comply with our current contractual obligations, or on the terms or enforceability of our natural gas or other contracts with governmental entities, or that such future developments would not have an adverse impact on our results of operations and financial condition.

In June 2009, the Chinese Ministry of Commerce (“MOFCOM”) began an investigation into domestic methanol producer allegations of the dumping of methanol from New Zealand, Saudi Arabia, Indonesia and Malaysia. In late December 2010, MOFCOM issued its Final Determination and recommended that duties of approximately 9% be imposed on imports from existing producers in New Zealand, Malaysia and Indonesia. However, citing special circumstances, the Customs Tariff Commission of the Chinese State Council decided to suspend enforcement of the anti-dumping measures, which will allow methanol from all three countries to enter into China without the imposition of additional duties. We cannot provide assurance that the suspension will not be lifted or that the Chinese government will not impose duties or other measures in the future that could have an adverse effect on our results of operations and financial condition.

Methanol is a globally traded commodity that is produced by many producers at facilities located in many countries around the world. Some producers and marketers may have direct or indirect contacts with countries that may, from time to time, be subject to international trade sanctions or other similar prohibitions (“Sanctioned Countries”). In addition to the methanol we produce, we purchase methanol from third parties under purchase contracts or on the spot market in order to meet our commitments to customers, and we also engage in product exchanges with other producers and marketers. We believe that we are in compliance with all applicable laws with respect to sales and purchases of methanol and product exchanges. However, as a result of the participation of Sanctioned Countries in our industry, we cannot provide assurance that we will not be exposed to reputational or other risks that could have an adverse impact on our results of operations and financial condition.

Because we derive substantially all of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances.

We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences. These factors could have an adverse impact on our results of operations and financial condition.

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean-shipping costs and substantially all of these costs are incurred in United States dollars. Some of our underlying operating costs and capital expenditures, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the euro and the Egyptian pound. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in euros and British pounds. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.

Restrictions in our debt agreements could affect our ability to access existing financing or obtain new financing.

We have an undrawn $200 million credit facility that expires in June 2015. Our ability to access the facility is subject to certain financial covenants.

At September 30, 2011, our long-term debt obligations included $350 million in unsecured notes ($200 million which matures in 2012 and $150 million which matures in 2015), $483 million related to our Egypt limited recourse debt facilities and $73 million related to our Atlas limited recourse debt facilities. The covenants governing the unsecured notes apply to the Company and its subsidiaries, excluding the Atlas and the Egypt entities (“limited recourse subsidiaries”). The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. The agreements governing the unsecured notes and the Atlas and Egypt limited recourse debt facilities contain customary covenant and default provisions.

We cannot provide assurance that we will be able to access new financing in the future or that the financial institutions providing the credit facility will have the ability to honour future draws. Additionally, failure to comply with any of the covenants or default provisions could restrict our access to the credit facility or result in acceleration of payment of outstanding principal and accrued interest on our long-term debt. Any of these factors could have an adverse impact on our results of operations and financial condition, and our ability to pursue and complete strategic initiatives.

Competition from other methanol producers is intense and could reduce our market share and harm our financial performance.

Methanol is a global commodity and customers base their purchasing decisions principally on the delivered price of methanol and reliability of supply. The methanol industry is highly competitive, and some of our competitors are not dependent on revenues from a single product and some have greater financial resources than we do. Our competitors also include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions. If we are unable to provide customers with a reliable supply of methanol at competitive prices, we may lose market share to our competitors, which could have an adverse impact on our results of operations and financial condition.

We are vulnerable to credit risk of our customers.

Most of our customers are large global or regional petrochemical manufacturers or distributors and a number are highly leveraged. We monitor our customers’ financial status closely; however, some customers may not have the financial ability to pay for methanol in the future and this could have an adverse impact on our results of operations and financial condition.

Future demand for methanol may be adversely affected by regulatory developments.

Demand for Methanol—General

Changes in environmental, health and safety laws, regulations or requirements could impact methanol demand. The U.S. Environmental Protection Agency (the “EPA”) is currently evaluating the human health effects classification for methanol as part of a standard review of chemicals under its Integrated Risk Information System (“IRIS”). Methanol is currently unclassified under IRIS. A draft assessment for methanol was released by the EPA in January 2010 classifying methanol as “Likely to Be Carcinogenic to Humans”. As of June 2010, the EPA’s methanol assessment has been placed “on hold”. In April 2011, the EPA announced that it was dividing the original draft assessment for methanol into two parts: cancer and non-cancer assessment. The timeline for EPA’s methanol cancer assessment remains to be determined, according to the EPA’s website. We are unable to determine at this time whether the current draft classification will be maintained in the final assessment or if this will lead other government agencies to reclassify methanol. Any reclassification could reduce future methanol demand, which could have an adverse effect on our results of operations and financial condition.

Demand for Methanol in the Production of Formaldehyde

In 2010, methanol demand for the production of formaldehyde represented approximately 34% of global demand. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

The current EPA IRIS human health effects classification for formaldehyde is “Likely to Be Carcinogenic to Humans.” However, the EPA is reviewing this classification for formaldehyde as part of a standard review of chemicals. On June 2, 2010, the EPA released its draft formaldehyde assessment, proposing formaldehyde as

“Known to be Carcinogenic to Humans”. The timeline for the release of the EPA’s final formaldehyde assessment remains to be determined, according to the EPA’s website. We are unable to determine at this time whether the current draft classification will be maintained in the final assessment or if this will lead other government agencies to reclassify formaldehyde.

In May 2009, the U.S. National Cancer Institute (the “NCI”) published a report on the health effects of occupational exposure to formaldehyde and a possible link to leukemia, multiple myeloma and Hodgkin’s disease. The NCI report concluded that there may be an increased risk of cancers of the blood and bone marrow related to a measure of peak formaldehyde exposure. The NCI report is the first part of an update of a 2004 NCI study that indicated possible links between formaldehyde exposure and nasopharyngeal cancer and leukemia. The second portion of the study, which focuses on nasopharyngeal cancer and other cancers, remains in the final phase of its internal review process. The International Agency for Research on Cancer also recently concluded that there is sufficient evidence in humans of a causal association of formaldehyde with leukemia.

On June 10, 2011, the U.S. Department of Health and Human Services’ (the “HHS”) National Toxicology Program released its 12th Report on Carcinogens, modifying its listing of formaldehyde from “Reasonably Anticipated to be a Human Carcinogen” to “Known to be a Human Carcinogen”. In 2010, the U.S. Formaldehyde Standards for Composite Wood Products Act became effective. The legislation sets new national emissions standards for formaldehyde in various wood products. These standards require a reduction in the emissions standards for formaldehyde used in hardwood plywood, particleboard and medium-density fibreboard sold in the United States. While we believe most United States producers have the technology in place to meet the new emissions requirements, we cannot assure you that these standards will not adversely impact the demand for methanol for formaldehyde in the United States.

We are unable to determine at this time if the EPA or other governments or government agencies will reclassify formaldehyde or what limits could be imposed related to formaldehyde emissions in the United States or elsewhere. Any such actions could reduce future methanol demand for use in producing formaldehyde, which could have an adverse impact on our results of operations and financial condition.

Demand for Methanol in the Production of MTBE

In 2010, methanol demand for the production of MTBE represented approximately 13% of global methanol demand. MTBE is used primarily as a source of octane and as an oxygenate for gasoline to reduce the amount of harmful exhaust emissions from motor vehicles.

Several years ago, environmental concerns and legislative action related to gasoline leaking into water supplies from underground gasoline storage tanks in the United States resulted in the phase-out of MTBE as a gasoline additive in the United States. We believe that methanol has not been used in the United States to make MTBE for use in domestic fuel blending since 2007. However, approximately 0.65 million tonnes of methanol was used in the United States in 2010 to produce MTBE for export markets, where demand for MTBE has continued at strong levels. While we currently expect demand for methanol for MTBE production in the United States to remain steady or to decline slightly in 2011, it could decline materially if export demand was impacted by legislation or policy changes.

Additionally, the EPA in the United States is preparing an IRIS review of the human health effects of MTBE, including its potential carcinogenicity. The timeline for the EPA’s MTBE assessment remains to be determined, according to EPA’s website.

The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE, although several risk reduction measures relating to the storage and handling of fuels were recommended. Governmental efforts in recent years in some countries, primarily in the European Union and Latin America, to promote biofuels and alternative fuels through legislation or tax policy are putting competitive pressures on the use of MTBE in gasoline in these countries.

Although MTBE demand has remained strong outside of the United States, we cannot provide assurance that further legislation banning or restricting the use of MTBE or promoting alternatives to MTBE will not be passed or that negative public perceptions will not develop outside of the United States, either of which would lead to a decrease in the global demand for methanol for use in MTBE. Declines in demand for methanol for use in MTBE could have an adverse impact on our results of operations and financial condition.

Our business is subject to many operational risks for which we may not be adequately insured.

Most of our earnings are derived from the sale of methanol produced at our plants. Our business is subject to the risks of operating methanol production facilities, such as unforeseen equipment breakdowns, interruptions in the supply of natural gas and other feedstocks, power failures, longer-than-anticipated planned maintenance activities, loss of port facilities, natural disasters or any other event, including unanticipated events beyond our control, that could result in a prolonged shutdown of any of our plants or impede our ability to deliver methanol to our customers. A prolonged plant shutdown at any of our major facilities could have an adverse impact on our results of operations and financial condition.

In addition to the sale of methanol produced at our plants, we also purchase methanol produced by others on the spot market and through purchase contracts to meet our customer commitments and support our marketing efforts. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we purchase. Consequently, holding losses on the resale of this product, to the extent that there is a decrease in methanol prices from the date of purchase to the date of sale, could have an adverse impact on our results of operations and financial condition.

Excess capacity within our fleet of ocean vessels resulting from a prolonged plant shutdown or other event could also have an adverse effect on our results of operations and financial condition. Due to the significant reduction of production levels at our Chilean facilities since mid-2007, we have had excess shipping capacity that is subject to fixed time charter costs. We have been successful in mitigating some of these costs by entering into sub-charters and third-party backhaul arrangements, although there has been significant excess global shipping capacity over the last few years which has made it more difficult to mitigate these costs. If we are unable to mitigate these costs in the future, or if we suffer any other disruptions in our distribution system, this could have an adverse impact on our results of operations and financial condition.

Although we maintain operational and construction insurances, including business interruption insurance, we cannot provide assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance or that insurers will be financially capable of honouring future claims. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot provide assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially and that this will not have an adverse impact on our results of operations and financial condition.

We may not be able to successfully identify, develop and complete new capital projects.

As part of our strategy to strengthen our position as the global leader in the production and marketing of methanol, we intend to continue pursuing new opportunities to enhance our strategic position in the methanol industry. Our ability to successfully identify, develop and complete new capital projects is subject to a number of risks, including finding and selecting favourable locations for new facilities or relocation of existing facilities where sufficient natural gas and other feedstock is available on acceptable commercial terms, obtaining project or other financing on satisfactory terms, developing and not exceeding acceptable project cost estimates, constructing and completing the projects within the contemplated schedules and other risks commonly associated with the design, construction and start-up of large, complex industrial projects. We cannot provide assurance that we will be able to identify or successfully develop and complete new methanol projects.

Government regulations relating to the protection of the environment could increase our costs of doing business.

The countries in which we operate all have laws and regulations to which we are subject governing the environment and the management of natural resources, as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.

Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a significant adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur significant costs or liabilities in the future and that this will not have an adverse impact on our results of operations and financial condition.

We manufacture methanol in Chile, Trinidad, New Zealand, Egypt and Canada. All of these countries have signed and ratified the Kyoto Protocol. Under the Kyoto Protocol, the developing nations of Chile, Trinidad and Egypt are not currently required to reduce greenhouse gases (“GHGs”), whereas Canada and New Zealand are listed as industrialized Annex 1 countries and have committed to GHG reductions under the Kyoto Protocol during the first commitment period (2008-2012). We cannot quantify the impact on our business of GHG reductions in Canada and New Zealand, or predict whether GHG reductions will be required in Chile, Trinidad or Egypt in the future, and therefore cannot provide assurance that compliance with the Kyoto Protocol will not have an adverse impact on our results of operations and financial condition in the future.

New Zealand passed legislation to establish an Emission Trading Scheme (“ETS”) that came into force on July 1, 2010. The ETS imposes a carbon price on producers of fossil fuels, including natural gas, which is passed on as a liability to Methanex, increasing the cost of gas that we purchase in New Zealand. However, as a trade-exposed company, we are entitled to a free allocation of emissions units to partially offset those increased costs, and the legislation provides further moderation of any residual cost exposure until the end of 2012. Consequently, we do not believe that these costs will be significant to the end of 2012. However, after this date the moderating features are expected to be removed and our eligibility for free allocation of emissions units will be progressively reduced. We cannot accurately quantify the impact on our business after 2012 and therefore we cannot provide assurance that the ETS will not have an adverse impact on our results of operation and financial condition after 2012.

We cannot provide assurance over ongoing compliance with existing legislation or that future laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials will not have an adverse impact on our results of operations and financial condition.

There can be no assurance as to the liquidity of the trading market for the Offered Debt Securities or that a trading market for the Offered Debt Securities will develop.

There is no public market for the Offered Debt Securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the Offered Debt Securities on any securities exchanges. If the Offered Debt Securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the Offered Debt Securities or that a trading market for the Offered Debt Securities will develop.

Credit ratings may not reflect all risks of an investment in the Offered Debt Securities and may change.

Credit ratings may not reflect all risks associated with an investment in the Offered Debt Securities. Any credit ratings applied to the Offered Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in such credit ratings will generally affect the market value of the Offered Debt Securities. In addition, such credit ratings may not reflect the potential impact of the risks related to our business discussed or incorporated by reference in this Prospectus or in any prospectus supplement. There is no assurance that any credit rating assigned to the Offered Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Offered Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Offered Debt Securities. The market price or value of the Offered Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The Offered Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries.

Unless otherwise provided with respect to a series of Offered Debt Securities, the Offered Debt Securities will be our unsubordinated and unsecured obligation and will rank equally with all of our other unsecured, unsubordinated obligations. We conduct a substantial portion of our business through our subsidiaries. Therefore, unless otherwise provided with respect to a series of Offered Debt Securities and unless guaranteed under the terms of the indenture governing the Offered Debt Securities, our obligations under the Offered Debt Securities will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of our subsidiaries.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of the Offered Debt Securities for any one or more of debt repayment, working capital or other general corporate purposes. Pending such use of any proceeds, we may invest funds in short-term marketable securities.

EARNINGS COVERAGE

The following earnings coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this Prospectus in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with Canadian generally accepted accounting principles for the year ended December 31, 2010, and with IFRS for the twelve months ended September 30, 2011, and give effect to all of our long-term financial liabilities, and the repayment, redemption or other retirement thereof since the respective dates indicated below. The ratios do not give pro forma effect to any offering of Offered Debt Securities offered by a prospectus supplement and this Prospectus or to any change in indebtedness subsequent to the dates indicated below. For purposes of these calculations, reported net earnings attributable to our shareholders have been increased by interest expense and income taxes attributable to our shareholders.

Period	Earnings Coverage Ratio (1)	Earnings before interest expense and income taxes (2)
Year ended December 31, 2010	662%	$160,359
12 months ended September 30, 2011	576%	$262,812

(1)	The earnings coverage ratios are equal to net earnings, adjusted as described above, divided by interest expense. These ratios do not purport to be indicative of actual earnings coverage ratios for any future period.
(2)	In thousands.

DESCRIPTION OF SHARE CAPITAL

Methanex is authorized to issue an unlimited number of common shares without nominal or par value and 25,000,000 preferred shares without nominal or par value. As at September 30, 2011, there were 93,217,820 common shares outstanding and no preferred shares outstanding.

Holders of common shares are entitled to receive notice of and attend all annual and special meetings and to one vote in respect of each common share held; receive dividends if, as and when declared by our Board of Directors; and participate in any distribution of assets of Methanex in the event of liquidation, dissolution or winding up.

Preferred shares may be issued in one or more series and our Board of Directors may fix the designation, rights, restrictions, conditions and limitations attached to the shares of each series. Currently, there are no preferred shares outstanding.

Our bylaws provide that at any meeting of our shareholders, a quorum shall be two persons present in person, or represented by proxy, holding shares representing not less than 20% of the votes entitled to be cast at the meeting. The NASDAQ Global Market’s (“NASDAQ”) listing standards require a quorum for shareholder meetings to be not less than 33 1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, our home country, under NASDAQ rules we are not subject to NASDAQ’s quorum requirement.

DESCRIPTION OF DEBT SECURITIES

In this section, the words “Company”, “we”, “us”, “our” and “Methanex” refer only to Methanex Corporation and not to any of its subsidiaries or joint ventures. The following description sets forth certain general terms and provisions of the debt securities. The particular terms and provisions of the series of Offered Debt Securities offered pursuant to a prospectus supplement and this Prospectus, and the extent to which the general terms and provisions described below may apply thereto, will be described in such prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, the Offered Debt Securities will be issued under the trust indenture, dated as of July 20, 1995, which was entered into between Methanex and The Bank of New York Mellon (formerly United States Trust Company of New York), as trustee (the “Trustee”), as currently supplemented and as will be further supplemented upon the issuance of Offered Debt Securities offered pursuant to a prospectus supplement and this Prospectus (the trust indenture as supplemented and as will be supplemented is referred to herein as the “Indenture”). The Indenture is by its terms subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part. The summaries of the Indenture and the Offered Debt Securities are brief summaries of certain provisions of the Indenture and do not purport to be complete. For a more complete description, including the definition of any terms used but not defined under this section, prospective investors should refer to the Indenture and the applicable supplemental indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture.

General

The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes, bonds or other evidences of indebtedness) which may be issued thereunder. The Indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies. The debt securities offered pursuant to this Prospectus will be limited to an aggregate principal amount (or the equivalent in other currencies) of $500,000,000.

The terms of the debt securities we may offer may differ from the general information provided below. In particular, certain covenants described below may not apply to certain debt securities we may offer under the Indenture. We may issue debt securities with terms different from those of debt securities previously issued under the Indenture.

The applicable prospectus supplement will contain a description of the following terms relating to the debt securities being offered:

•	the title of the Offered Debt Securities;

•	any limit on the aggregate principal amount of the Offered Debt Securities;

•	the extent and manner, if any, to which payment on or in respect of the Offered Debt Securities will be senior or will be subordinate to the prior payment of our other liabilities and obligations;

•	the extent to which the Offered Debt Securities will be issued at a premium or a discount to the principal amount;

•

the date or dates on which the Offered Debt Securities will mature and the portion (if less than all of the principal amount) of the Offered Debt Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates per annum (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue (or the method by which such date or dates will be determined) and the dates on which any such interest will be payable and the regular record dates for any interest payable on the Offered Debt Securities;

•

any mandatory or optional redemption or sinking fund or analogous provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be redeemed or purchased at the option of Methanex or otherwise;

•

whether the Offered Debt Securities will be issuable in whole or in part in the form of one or more registered global securities and, if so, the identity of the depositary for such registered global securities;

•	the denominations in which debt securities will be issuable, if other than denominations of $1,000 and any integral multiple of $1,000 in excess thereof;

•

each place where the principal of and any premium and interest on the Offered Debt Securities will be payable and each place where the Offered Debt Securities may be presented for registration of transfer or exchange;

•

if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Debt Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Debt Securities will or may be payable;

•	the terms and conditions, if any, on which the Offered Debt Securities may be convertible into or exchangeable for any other of our securities or securities of other entities;

•	whether the payment of the Offered Debt Securities will be guaranteed by any other person, and the terms of any such guarantees;

•	whether the Offered Debt Securities will have the benefit of any security interest created pursuant to the terms of the Indenture or otherwise; and

•

any other terms of the Offered Debt Securities, including covenants and events of default which apply solely to the Offered Debt Securities, or any covenants or events of default generally applicable to the debt securities, which are not to apply to the Offered Debt Securities.

Our debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the prospectus supplement relating thereto.

The Offered Debt Securities will not include debt securities in respect of which an index, formula or other method may be used to determine payments of principal and/or interest, or securities convertible or exchangeable into such debt securities, in respect of which the payment of principal and/or interest may be determined, in whole or part, by reference to one or more underlying interests.

Ranking and Other Indebtedness

Except as indicated herein or in the applicable prospectus supplement, the Offered Debt Securities will be unsecured obligations of the Company and will rank equally with all of our other unsecured and unsubordinated Indebtedness (as defined below) from time to time outstanding. The Offered Debt Securities will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries (other than any applicable guarantor, for so long as its guarantee remains in effect) and subordinated to all secured Indebtedness and other secured liabilities of the Company, any applicable guarantor and our subsidiaries to the extent of the assets securing such Indebtedness and other liabilities.

Certain Covenants

Set forth below are certain covenants contained in the Indenture:

Change of Control

Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer (a “Change of Control Offer”) to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each holder’s Offered Debt Securities. In the Change of Control Offer, we will offer to purchase Offered Debt Securities for a purchase price in cash equal to 101% of the aggregate principal amount of the Offered Debt Securities repurchased plus accrued and unpaid interest, if any, on the Offered Debt Securities repurchased, to the date of purchase; provided, however, that interest payable on or prior to the date of purchase will be payable to the holders of the Offered Debt Securities repurchased registered as such on the regular record date for such interest.

Within 30 days following the date upon which a Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to mail, by first class mail, a notice to each holder of Offered Debt Securities describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Offered Debt Securities on the Change of Control Payment Date specified in the notice, which date shall be between 30 and 60 days of the mailing of the notice, other than as may be required by law, pursuant to the procedures required by the Indenture and described in such notice. The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

We will comply with the requirements of Section 14(e) of and Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Offered Debt Securities as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

Holders of Offered Debt Securities electing to have Offered Debt Securities purchased pursuant to a Change of Control Offer will be required to surrender their Offered Debt Securities with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Offered Debt Securities completed to the paying agent at the address specified in the notice, or transfer their Offered Debt Securities to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will be required to, to the extent lawful, (1) accept for payment all Offered Debt Securities or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the purchase price in respect of all Offered Debt Securities or portions thereof so tendered, and (3) deliver or cause to be delivered to the Trustee the Offered Debt Securities so accepted, together with an Officers’ Certificate stating the aggregate principal amount of Offered Debt Securities or portions thereof being purchased by us. The paying agent will be required to promptly mail to each holder who properly tendered Offered Debt Securities, the purchase price for such Offered Debt Securities and the Trustee will be required to promptly authenticate and mail to each such holder a new Offered Debt Security equal in principal amount to any unpurchased portion of the Offered Debt Securities surrendered, if any; provided that each new Offered Debt Security will be in a principal amount of $1,000 or an integral multiple thereof.

The provisions described above that require us to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of the Indenture are applicable. Holders will not be entitled to require us to purchase their Offered Debt Securities in the event of a takeover, recapitalization, leveraged buyout or similar transaction that is not a Change of Control. We may nonetheless incur significant additional indebtedness in connection with such a transaction.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such offer in the manner, at the times and otherwise in compliance with, the requirements set forth in the Indenture applicable to a Change of Control Offer made by us, and purchases all Offered Debt Securities properly tendered and not withdrawn under its offer.

Holders may not be able to require us to purchase their Offered Debt Securities in certain circumstances involving a significant change in the composition of our Board of Directors, including a proxy contest where our Board of Directors does not endorse the dissident slate of directors but approves them as Continuing Directors. In this regard, a decision of the Delaware Chancery Court (not involving us or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities that is substantially similar to the change of control event described in clause (4) of the definition of “Change of Control.” In its decision, the court noted that a board of directors may “approve” a dissident shareholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination).

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of us and our Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Offered Debt Securities to require us to repurchase the Offered Debt Securities as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of us and our Restricted Subsidiaries taken as a whole to another person or group may be uncertain.

There can be no assurance that we will have sufficient funds available at the time of any Change of Control Triggering Event to consummate a Change of Control Offer for all Offered Debt Securities then outstanding, at a purchase price for 101% of their principal amount, plus accrued and unpaid interest to the Change of Control Payment Date. The terms of our other outstanding indebtedness also provide for repurchase rights upon a change in control and, in some cases, certain other events under different terms. As a result, holders of our other indebtedness may have the ability to require us to repurchase their debt securities before the holders of the Offered Debt Securities offered hereby would have such repurchase rights. In addition, a Change of Control (as described herein) and certain other change of control events would constitute an event of default under our credit facility. As a result, we may not be able to make any of the required payments on, or repurchases of, the Offered Debt Securities without obtaining the consent of the lenders under our credit facility with respect to such payment or repurchase.

Limitation on Liens

We shall not, and shall not permit any Restricted Subsidiary to, Incur or to permit to exist any Lien of any nature whatsoever (other than Permitted Liens) on any of our or its property or assets now owned or hereafter acquired by us or it (including any Capital Stock or evidence of Indebtedness and including any of our Capital Stock or Indebtedness held by us or any Subsidiary) securing any Indebtedness, without contemporaneously therewith effectively securing the Offered Debt Securities equally and ratably with (or prior to) such Indebtedness for so long as such Indebtedness is so secured, unless, after giving effect to such Lien, the aggregate amount of all Indebtedness secured by such Liens (other than Permitted Liens) on our property or assets or that of our Restricted Subsidiaries, plus all of our Attributable Indebtedness and that of our Restricted Subsidiaries with respect to Sale/Leaseback Transactions permitted as described below under “—Limitation on Sale/Leaseback Transactions”, does not exceed 10% of our Consolidated Net Worth.

Limitation on Sale/Leaseback Transactions

We shall not, and shall not permit any Restricted Subsidiary to, enter into a Sale/Leaseback Transaction, unless, after giving effect thereto, the aggregate amount of all Attributable Indebtedness with respect to all such

Sale/Leaseback Transactions, plus all Indebtedness secured by Liens to which the covenant described above under “—Limitations on Liens” is applicable, does not exceed 10% of Consolidated Net Worth. However, the provisions described in this “—Limitation on Sale/Leaseback Transactions” shall not apply to, and there shall be excluded from Attributable Indebtedness in any computation described in this covenant and in the covenant described above under “—Limitation on Liens”, Attributable Indebtedness with respect to a Sale/Leaseback Transaction if: (1) the lease in such Sale/Leaseback Transaction is for a period, including renewal rights, of three years or less; (2) we or a Restricted Subsidiary, within one year (or, in the event the net proceeds of the sale of the property leased pursuant to such Sale/Leaseback Transaction exceeds $75 million, within two years) after such Sale/Leaseback Transaction, apply an amount not less than the greater of the net proceeds of the sale of the property leased pursuant to such Sale/Leaseback Transaction or the fair market value of such property (as determined in good faith by our Board of Directors) to either the retirement of our or a Restricted Subsidiary’s Funded Indebtedness or the purchase by us or a Restricted Subsidiary of other property having a fair market value (as determined in good faith by our Board of Directors) at least equal to the fair market value of the property so leased in such Sale/Leaseback Transaction; or (3) such Sale/ Leaseback Transaction is entered into between us and a Restricted Subsidiary or between Restricted Subsidiaries.

Additional Guarantees; Limitation on Subsidiary Indebtedness

We shall not permit any Restricted Subsidiary to Incur any Indebtedness unless, at the time of such Incurrence, such Restricted Subsidiary has Guaranteed all our obligations with respect to the Offered Debt Securities pursuant to the terms of the Indenture, such Guarantee to be in the form provided for in the Indenture. The foregoing shall not apply to: (1) any Indebtedness Incurred by a Restricted Subsidiary to finance its working capital requirements; provided, however, that the aggregate amount of such Indebtedness Incurred by all Restricted Subsidiaries who have not Guaranteed all the obligations of the Company with respect to the Offered Debt Securities pursuant to the terms of the Indenture and outstanding at any time shall not exceed $50 million; (2) any Indebtedness secured by (a) Permitted Liens or (b) Liens to which the exception in the covenant described above under “—Limitation on Liens” is applicable; provided, however, that the aggregate amount of all such Indebtedness and all our Indebtedness secured by such Liens (other than Permitted Liens), plus all of our and our Restricted Subsidiaries’ Attributable Indebtedness with respect to Sale/Leaseback Transactions permitted as described above under “—Limitation on Sale/Leaseback Transactions”, does not exceed 10% of Consolidated Net Worth; (3) any Attributable Indebtedness (a) with respect to a Sale/Leaseback Transaction which is permitted under the covenant described above under “—Limitation on Sale/Leaseback Transactions” or (b) to which the provisions described above under “—Limitation on Sale/Leaseback Transactions” are not applicable; and (4) any Indebtedness owed to and held by us or another Restricted Subsidiary, a shareholder of a Restricted Subsidiary or any affiliate of a shareholder of a Restricted Subsidiary; provided, however, that any subsequent transfer of any such Indebtedness or any subsequent transfer of any Capital Stock of such Restricted Subsidiary, or any other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary shall be deemed to constitute the Incurrence of such Indebtedness at such time. Except if we have exercised either of the defeasance options described under “—Defeasance” below, no Guarantor shall be released from its Guarantee provided pursuant to this covenant or clause (1) in the second paragraph of “—Successor Company and Guarantors” below unless (1) such Guarantor ceases to be a Restricted Subsidiary or (2) such Guarantor has been discharged from all its obligations with respect to all Indebtedness Incurred by such Guarantor (other than such Guarantee and Indebtedness described in clause (4) in the immediately preceding sentence) and such Guarantor has not had any Indebtedness (other than such Guarantee and Indebtedness described in clause (4) in the immediately preceding sentence) outstanding for a period of 91 days.

Limitations on Affiliate Transactions and Unrestricted Subsidiaries

We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including, the purchase, sale, lease or exchange of any property or the rendering of any service) with any Unrestricted Subsidiary (an “Unrestricted Subsidiary Transaction”) on terms (1) that are less favourable in sum to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s-length dealings with a person other than an Unrestricted Subsidiary or (2) that, in the event such Unrestricted Subsidiary Transaction involves an aggregate amount in excess of $25 million, are not in writing and have not been approved by a majority of the members of our Board of Directors. The foregoing shall not prohibit any Investment by us or any Restricted Subsidiary in any Unrestricted Subsidiary.

We shall not permit any Unrestricted Subsidiary to Incur any Indebtedness other than Non-Recourse Indebtedness; provided, however, that in the event any such Indebtedness ceases for any reason to constitute Non-Recourse Indebtedness, such Subsidiary shall be deemed to have Incurred such Indebtedness at such time.

We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, transfer to any Unrestricted Subsidiary any property or assets owned by us or any Restricted Subsidiary on the date of the Indenture (1) on terms that are less favourable in sum to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transfer in arm’s-length dealings with a person other than an Unrestricted Subsidiary or (2) unless the aggregate price for such property or assets under such transfer, plus the aggregate prices for any other such property or assets under any other such transfers completed during the twelve month period immediately preceding such transfer, does not exceed $25 million.

Additional Amounts for Canadian Withholding Taxes

All payments made by us under or with respect to the Offered Debt Securities must be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Offered Debt Securities, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of the Offered Debt Securities (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder of the Offered Debt Securities would have received if such Taxes had not been withheld or deducted (a similar indemnity will also be provided to holders of the Offered Debt Securities that are exempt from withholding but are required to pay Taxes directly on amounts otherwise subject to withholding); provided, however, that no Additional Amounts will be payable with respect to a payment made to a holder of the Offered Debt Securities (an “Excluded Holder”) (1) with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (2) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Offered Debt Securities or the receipt of payments thereunder. We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to holders of the Offered Debt Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder of Offered Debt Securities (other than an Excluded Holder) and upon written request reimburse such holder of Offered Debt Securities for the amount of (1) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Offered Debt Securities, (2) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (3) any Taxes imposed with respect to any reimbursement under (1) or (2), but excluding any such Taxes on such holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Offered Debt Securities is due and payable, if we are obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amount so payable and will set forth other information necessary to enable the Trustee to pay such Additional Amounts to holders of the Offered Debt Securities on the payment date. Whenever in the Indenture or in this Description of Debt Securities there is mentioned, in any context, the payment of principal, and premium

(if any), redemption price, interest or any other amount payable under or with respect to any Offered Debt Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in the context, Additional Amounts are, were or would be payable in respect thereof.

Provision of Financial Information

We will provide to the Trustee, within 15 days after we file them with the SEC, copies, which may be in electronic format, of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

•	within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

•

within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements will, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

Notwithstanding the foregoing, we are not required to provide to the Trustee any information which is posted on SEDAR, EDGAR or our website.

Successor Company and Guarantors

We may not amalgamate or consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all our assets to, any person, unless: (1) the resulting, surviving or transferee person (if not us) is organized and existing under the federal laws of Canada or the laws of any province thereof or the laws of the United States of America, any State thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of our obligations under the Indenture and the Offered Debt Securities; (2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and (3) we deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel (who may rely on such Officers’ Certificate as to matters of fact), each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture. The resulting, surviving or transferee person will be the successor company under the Indenture and the Offered Debt Securities.

We will not permit any Restricted Subsidiary that is a Guarantor to amalgamate or consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its assets to, any person unless: (1) the resulting, surviving or transferee person (if not such Guarantor) is organized and existing under the laws of the jurisdiction under which such Guarantor or its parent corporation was organized or under the federal laws of Canada or the laws of any province thereof or the laws of the United States of America, or any State thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Guarantor under its Guarantee unless such resulting, surviving or transferee person has been released from such Guarantee in accordance with the terms of the Indenture; (2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and (3) we deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel (who may rely on such Officers’ Certificate as to matters of fact), each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture.

Events of Default

An Event of Default with respect to the Offered Debt Securities is defined in the Indenture as (1) a default by us in the payment of interest on the Offered Debt Securities (including any Additional Amount) when due and payable, continued for 30 days, (2) a default by us in the payment of principal with respect to the Offered Debt Securities when due and payable at Stated Maturity, upon redemption, upon declaration or otherwise, (3) the failure by us or a Guarantor to comply with the obligations described under “—Certain Covenants—Change of Control” or “—Successor Company and Guarantors” above, (4) the failure by us or any Restricted Subsidiary for 60 days after notice to comply with any of the obligations described under “—Certain Covenants” above (other than the obligations described under “—Certain Covenants—Change of Control”), (5) the failure by us or any Restricted Subsidiary for 60 days after notice to comply with the agreements contained in the Indenture or the Offered Debt Securities (other than a failure described in (1), (2), (3) or (4) above or a failure to comply with any of our or its obligations under the covenants or agreements that are specifically for the benefit of one or more series of debt securities issued pursuant to the Indenture other than the Offered Debt Securities), (6) Indebtedness of us or any Restricted Subsidiary is not paid within any applicable grace period and is accelerated by the holders thereof, or is accelerated by the holders thereof because of a default, and the total amount of such Indebtedness unpaid, or due and payable, and accelerated exceeds $50 million (the “cross acceleration provision”), (7) certain specified events of bankruptcy, insolvency or reorganization of us or a Significant Subsidiary (the “bankruptcy default provision”), or (8) any Guarantee of the Offered Debt Securities by any Guarantor at any time ceases to be in full force and effect for any reason (other than as a result of a release of such Guarantee in accordance with the terms of the Indenture) (the “guarantee default provision”). A default under clause (4) or (5) will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding Offered Debt Securities notify us of the default and we do not cure such default within the time specified after receipt of such notice.

If an Event of Default (other than a bankruptcy default with respect to us) occurs and is continuing with respect to the Offered Debt Securities, the Trustee, by notice to us, or the holders of at least 25% in principal amount of the Offered Debt Securities then outstanding by notice to us and the Trustee, may declare the principal of and accrued but unpaid interest on all the Offered Debt Securities to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If a bankruptcy default with respect to us occurs and is not cured within the time period permitted, the principal of and interest on all the debt securities issued pursuant to the Indenture, including the Offered Debt Securities, will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of debt securities issued pursuant to the Indenture. Under certain circumstances, the holders of a majority in principal amount of the Offered Debt Securities may rescind any such acceleration with respect to the Offered Debt Securities and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Offered Debt Securities then outstanding unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of Offered Debt Securities may pursue any remedy with respect to the Indenture or the Offered Debt Securities unless (1) such holder has previously given the Trustee notice that an Event of Default is continuing, (2) holders of at least 25% in principal amount of the outstanding Offered Debt Securities have requested the Trustee to pursue the remedy, (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity, and (5) the holders of a majority in principal amount of the Offered Debt Securities have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Offered Debt Securities will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Offered Debt Securities or of exercising any trust or power conferred on the Trustee with respect to the Offered Debt Securities. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of the Offered Debt Securities or that would involve the Trustee in personal liability.

Under the Indenture, if a Default occurs with respect to the Offered Debt Securities and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Offered Debt Securities notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on the Offered Debt Securities, the Trustee may withhold notice if and so long as a committee of its trust officers determines in good faith that withholding notice is in the interest of the holders of Offered Debt Securities. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are also required to deliver to the Trustee, within 30 days after we learn of the existence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with respect to the Debt Securities (including the Offered Debt Securities) with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities and any past default or compliance with any provisions may be waived with such a consent of the holders of a majority in principal amount of the outstanding Debt Securities unless the amendment or waiver of past default or compliance is in respect of a provision which relates only to the Offered Debt Securities in which case such amendment or waiver may be effected with the consent of the holders of not less than a majority in principal amount of the Offered Debt Securities. However, without the consent of each holder of outstanding Offered Debt Securities, no amendment or waiver may, among other things, (1) reduce the amount of the Offered Debt Securities whose holders must consent to an amendment, (2) reduce the rate of or extend the time for payment of interest on any Offered Debt Securities, (3) reduce the principal of or extend the Stated Maturity of any Offered Debt Securities, (4) reduce the premium payable upon the redemption of any Offered Debt Securities or change the time at which any Offered Debt Securities may or shall be redeemed, (5) make any Offered Debt Securities payable in currency other than that stated in the Offered Debt Securities, (6) make any change to the provisions of the Indenture described under “—Additional Amounts for Canadian Withholding Taxes” above that adversely affects the rights of any holder of the Offered Debt Securities, (7) impair the rights of any holder of the Offered Debt Securities to receive payment of principal of and interest on such holder’s Offered Debt Securities (including any Additional Amount) on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Offered Debt Securities, (8) make any change in the Guarantee of the Offered Debt Securities by any Guarantor that would adversely affect any holder of the Offered Debt Securities or (9) make any change in the amendment provisions which require each holder’s consent or in the provisions which limit suits by holders.

Without the consent of any holder of the Offered Debt Securities, we and the Trustee may amend the Indenture to cure any ambiguity, defect or inconsistency, to provide for the assumption by a successor corporation of our obligations or those of a Guarantor under the Indenture, to add Guarantees with respect to the Offered Debt Securities, to secure all or any of the Offered Debt Securities, to add to our covenants or to add Events of Default for the benefit of the holders of the Offered Debt Securities or to surrender any right or power conferred upon us, to make any change that does not adversely affect the rights of any holder of the Offered Debt Securities in any material respect, to establish the form or terms of the Offered Debt Securities, to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate the defeasance or discharge of the Offered Debt Securities that does not adversely affect the rights of any holders of the Offered Debt Securities in any material respect, to change or eliminate any provision of the Indenture that becomes effective only when there is not outstanding any debt security of any series issued under the Indenture which is entitled to the benefit of such provision or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

The consent of the holders of the Debt Securities or the Offered Debt Securities is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the Offered Debt Securities a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Offered Debt Securities, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

We at any time may terminate all our and each Guarantor’s obligations under the Offered Debt Securities and our obligations and those of each such Guarantor under the Indenture with respect to the Offered Debt Securities (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Offered Debt Securities, to replace mutilated, destroyed, lost or stolen Offered Debt Securities and to maintain a registrar and paying agent in respect of the Offered Debt Securities. We at any time may terminate our and each Guarantor’s obligations with respect to the Offered Debt Securities under the covenants described above under “Certain Covenants”, the operation of the cross acceleration provision, the bankruptcy default provision with respect to Significant Subsidiaries, the guarantee default provision and the limitations contained in the second paragraph of “Successor Company and Guarantors” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option with respect to the Offered Debt Securities, payment of the Offered Debt Securities may not be accelerated because of an Event of Default with respect thereto and each Guarantor will be released from its Guarantee with respect to the Offered Debt Securities. If we exercise our covenant defeasance option with respect to the Offered Debt Securities, payment of the Offered Debt Securities may not be accelerated because of an Event of Default specified in clause (3) (with respect to Guarantors only), (4), (5), (6), (7) (with respect to Significant Subsidiaries only), or (8) of the first paragraph under “Defaults” above and each Guarantor will be released from its Guarantee with respect to the Offered Debt Securities.

In order to exercise either defeasance option with respect to the Offered Debt Securities, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the full payment of principal, premium (if any) and interest on the Offered Debt Securities to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the Trustee: (1) an Opinion of Counsel in the United States to the effect that holders of the Offered Debt Securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the United States Internal Revenue Service or other change in applicable United States Federal income tax law); (2) an Opinion of Counsel in Canada to the effect that (A) holders of the Offered Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such legal defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal and provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred, and (B) payments out of the defeasance trust will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having the power to tax, except in the case of a payment made to a holder of the Offered Debt Securities (a) with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of the making of such payment or (b) which is subject to such taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of the Offered Debt Securities or the receipt of payments thereunder; (3) a certificate from a nationally recognized firm of independent accountants opining that the payments of principal and interest when due and without investment on the U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium (if any) and interest when due on all the Offered Debt Securities to maturity or redemption, as the case may be; and (4) an opinion of counsel stating that the defeasance trust does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, as amended. In addition, we can only exercise either type of defeasance if (1) during the 91 days that follow the establishment of the defeasance trust, no Default under the bankruptcy default provision occurs to us and is continuing at the end of the period, (2) no Default has occurred and is continuing on the date the defeasance trust is established after giving effect to the establishment of the defeasance trust, and (3) depositing funds into the defeasance trust does not constitute a default under any other of our binding agreements.

Book-Entry, Delivery and Form

Unless otherwise indicated in an applicable prospectus supplement, the Offered Debt Securities of a particular series will be represented by one or more fully registered global securities without coupons (the “Global Debt Securities”) and will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee. Except as set forth below, the Global Debt Securities may be transferred in whole and not in part only to DTC or another nominee of DTC.

So long as DTC or its nominee is the registered owner thereof, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Offered Debt Securities represented by the Global Debt Securities for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Debt Securities will not be entitled to have the Offered Debt Securities represented by the Global Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of the Offered Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

The following is based on information furnished by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies, and DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its Participants are on file with the SEC.

Purchases of the Offered Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for such Offered Debt Securities on DTC’s records. The ownership interest of each actual purchaser of Offered Debt Securities represented by a Global Debt Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Debt Securities representing the Offered Debt Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Debt Securities representing the Offered Debt Securities will not receive the Offered Debt Securities in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for the Offered Debt Securities is discontinued or upon the occurrence of certain other events described herein.

To facilitate subsequent transfers, all Global Debt Securities representing the Offered Debt Securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Global Debt Securities representing the Offered Debt Securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Offered Debt Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Offered Debt Securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Principal, premium, if any, and interest payments on the Global Debt Securities representing the Offered Debt Securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding information from us or the Trustee, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility or that of the Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Offered Debt Securities by DTC or the Direct or Indirect Participants or for maintaining or reviewing any records of DTC or the Direct or Indirect Participants relating to ownership interests in the Offered Debt Securities or the disbursements of payments in respect thereof.

DTC may discontinue providing its services as depository with respect to the Offered Debt Securities at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Offered Debt Securities in definitive form are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, Offered Debt Securities in definitive form will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and DTC and any changes to such procedures that may be instituted unilaterally by DTC.

Enforceability of Judgments

Since a substantial portion of our assets and those of our Subsidiaries are outside the United States, any judgment obtained in the United States against us or any of our Subsidiaries, including judgments with respect to the payment of principal, interest, Additional Amounts or redemption price with respect to the Offered Debt Securities, may not be collectible within the United States.

We have been informed by our Canadian counsel, McCarthy Tétrault LLP, that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of British Columbia (a “British Columbia Court”) on any final and conclusive judgment in personam (i.e., against the person) of a federal or state court in the State of New York (“New York Court”) against us that is subsisting and unsatisfied respecting the enforcement of the Offered Debt Securities or the Indenture, that is not impeachable as void or voidable under the laws of the State of New York and that is for a sum certain if (1) the New York Court that rendered such judgment had jurisdiction over the judgment debtor, as recognized by a British Columbia Court (and submission by us in the Offered Debt Securities or the Indenture to the jurisdiction of the New York Court will be deemed sufficient for this purpose); (2) proper service of process in respect of the proceeding in which such judgment was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice, and the enforcement thereof would not be either inconsistent with public policy, as the term is applied by a British Columbia Court, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or contrary to any order made by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment in British Columbia does not constitute, directly or indirectly, the enforcement of any laws of the State of New York or of the United States of America which a British Columbia Court would characterize as revenue, expropriatory, penal or public laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the applicable limitation period after the date of such judgment; and (7) the judgment does not conflict with another final and conclusive judgment in the same cause of action; provided that a British Columbia Court may stay an action to enforce a foreign judgment if an appeal of the judgment is pending or the time for appeal has not expired; and provided further that under the Currency Act (Canada), a British Columbia Court may only give judgment in Canadian dollars.

Consent to Jurisdiction and Service

The Indenture provides that we irrevocably designated and appointed CT Corporation System (and any successor entity), as our agent for service of process in any suit or proceeding arising out of or relating to the Indenture or the Offered Debt Securities for actions brought in any federal or state court located in the Borough of Manhattan in the City of New York and will submit to such jurisdiction.

Governing Law

The Indenture and the Offered Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

Discharge of the Indenture

We may satisfy and discharge our obligations under the Indenture with respect to the Offered Debt Securities by delivering to the Trustee for cancellation all such outstanding debt securities or by depositing with the Trustee or the paying agent, after such debt securities have become due and payable, whether at stated maturity, on any redemption date or otherwise, cash sufficient to pay all of the outstanding debt securities and pay all other sums payable under the Indenture by us.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture, as they would be applicable to the Offered Debt Securities. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. Except as otherwise indicated, all accounting terms not otherwise defined in the Indenture will have the meanings assigned to them in accordance with IFRS (as defined below) and all accounting determinations and computations based on IFRS contained in the Indenture shall be determined and computed in conformity with IFRS.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as of the date of determination, the lesser of (1) the fair market value of the property subject to such Sale/Leaseback Transaction (as determined in good faith by our Board of Directors) or (2) the present value (discounted at a rate per annum equal to the coupon on the Offered Debt Securities, compounded annually) of the total obligations of the lessee for rental payments (excluding amounts required to be paid on account of operating costs, maintenance and repairs, insurance, taxes, assessments, utility rates and similar charges) during the remaining term of such lease (including any period for which such lease has been extended).

“Board of Directors” means our Board of Directors or any committee thereof duly authorized to act on behalf of such Board of Directors, except that for purposes of the definitions of “Change of Control” and “Continuing Directors,” the term “Board of Directors” shall mean our Board of Directors and not any committee thereof.

“Capital Stock” of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity.

“Change of Control” means the occurrence of any one of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than us or one of our Restricted Subsidiaries;

(2) the adoption of a plan relating to our liquidation or dissolution;

(3) the consummation of any transaction (including, without limitation, any amalgamation, merger or consolidation) the result of which is that any “person” (as defined in clause (1) of this definition), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock, measured by voting power rather than number of shares;

(4) the first day on which a majority of the members of our Board of Directors are not Continuing Directors; or

(5) we amalgamate or consolidate with, or merge with or into, any person, or any person amalgamates or consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving or transferee person, measured by voting power rather than number of shares, immediately after giving effect to such transaction.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Decline.

“Consolidated Net Worth” at any date of determination means the following amount, as shown on our and our Subsidiaries’ most recent consolidated balance sheet, determined on a consolidated basis in accordance with IFRS, as of the end of our most recent fiscal quarter ending at least 45 days prior to the date of determination: (1) the consolidated equity of our common stockholders plus (2) the respective amounts reported with respect to any class or series of our Preferred Stock (other than Exchangeable Stock and Redeemable Stock) but only to the extent of any cash received by us upon issuance of such Preferred Stock, excluding any gains or losses with respect to IRRMs that have been recognized or reported under IFRS, but which do not reflect obligations of any person due and payable at that time.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who:

(1) was a member of such Board of Directors on the date of the issuance of the Offered Debt Securities; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Debt Securities” means any debt security or debt securities of any series authenticated and delivered under the Indenture.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Fitch” means Fitch Inc., a subsidiary of Fimalac, S.A., or any successor to the rating agency business thereof.

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a correlative meaning.

“Guarantor” means any person that becomes a guarantor of the Offered Debt Securities pursuant to the terms of the Indenture, and its respective successors.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, in effect as of January 1, 2011.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) or is designated as a Restricted Subsidiary or an Unrestricted Subsidiary shall be deemed to be Incurred by such Subsidiary at such time. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” of any person means, without duplication, (1) the principal of, premium (if any) in respect of and interest on (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments related to or for money borrowed for the payment of which such person is responsible or liable; (2) all Capital Lease Obligations of such person and all Attributable Indebtedness in respect of Sale/Leaseback Transactions entered into by such person; (3) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding in each case trade accounts payable or accrued liabilities arising in the ordinary course of business); (4) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit); (5) all obligations of such person with respect to the redemption, repayment or other repurchase of, in the case of a Subsidiary, any Preferred Stock and, in the case of any other person, any Redeemable Stock (but excluding any accumulated dividends); (6) all obligations of the type referred to in clauses (1) through (5) of other persons for the payment of which such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including any Guarantees of such obligations; and (7) all obligations of the type referred to in clauses (1)through (6) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured. The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Investment Grade Rating” means a rating equal to or greater than BBB- by S&P, Baa3 by Moody’s and BBB- by Fitch or the equivalent thereof under any new ratings system if the ratings system of any such agency shall be modified after the date of issuance of the Offered Debt Securities, or the equivalent rating of any other Rating Agency selected by us as provided in the definition of Rating Agency.

“IRRM” means: (i) any interest rate or foreign exchange risk management agreement or product, including (A) interest rate or currency exchange swap agreements, (B) futures contracts, (C) forward exchange, purchase or sale agreements, and (D) any other agreements to fix or hedge interest rates or foreign exchange rates; and (ii) any agreement for the making or taking of delivery of any commodity (including, for certainty, natural gas, propane, water, electricity and electrical power), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the physical purchase or sale of a commodity (including, for certainty, natural gas, propane, water, electricity and electrical power) entered into in the ordinary course of business unless (i) such agreement is entered into for hedging or speculative purposes, or (ii) such agreement is required to be accounted for on a mark to market (“fair value”) basis under IFRS.

“Lien” means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, or any successor to the rating agency business thereof.

“Non-Recourse Indebtedness” means Indebtedness (1) as to which neither we nor any of our Restricted Subsidiaries (A) provide credit support (including any undertaking, agreement or instrument which would constitute Indebtedness) or (B) is directly or indirectly liable and (2) no default with respect to which (including any rights which the holders thereof may have to take enforcement action) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of ours or that of any of our Restricted Subsidiaries to declare a default on such other Indebtedness or cause a payment thereof to be accelerated or payable prior to its Stated Maturity.

“Permitted Liens” means, with respect to any person, (1) pledges or deposits by such person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such person is a party, or deposits to secure public or statutory obligations of such person or deposits of cash or government bonds to secure surety or appeal bonds to which such person is a party, or deposits as security for taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, and maritime liens on cargo for freight not yet due, in each case for sums not yet due or being contested in good faith by appropriate proceedings, other Liens arising out of judgments or awards against such person with respect to which such person shall then be proceeding with an appeal or other proceedings for review, and any right of setoff, refund or charge-back available to any bank or other financial institution, (3) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, pipelines, railways, cables and conduits, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such person; (6) Liens securing Indebtedness or other obligations in the ordinary course of business of a Restricted Subsidiary or us owing to and held by us or another Restricted Subsidiary; (7) Liens existing on the date of the Indenture; (8) Liens on property or shares of stock of a person at the time that such person becomes a Restricted Subsidiary; provided, however, that such Liens may not extend to any other property or assets owned by us or a Restricted Subsidiary; provided further, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such person becoming a Restricted Subsidiary; (9) Liens on property or assets at the time we or a Restricted Subsidiary acquires such property or assets, including any acquisition by means of an amalgamation, merger or consolidation with or into us or a Restricted Subsidiary; provided, however, that such Liens may not extend to any other property or assets owned by us or a Restricted Subsidiary; provided further, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such acquisition; (10) Liens on any property or assets securing any Indebtedness created or assumed as all or any part of the purchase price or cost of construction or improvement of real or tangible personal property or assets, whether or not secured, which Indebtedness was created prior to, at the time of or within 120 days after the later of the acquisition, completion of construction or commencement of full operation of such property or assets; (11) Liens on cash or marketable securities of us or any Restricted Subsidiary granted in the ordinary course of business in connection with (A) any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements; (B) any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or (C) any agreements or arrangements entered into for the purpose of hedging product prices; and (12) Liens to secure any refinancing, extension, renewal or replacement (“refinancing”) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8), (9) and (10); provided, however, that (A) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (a) the outstanding principal amount of the Indebtedness being refinanced and (b) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing.

“person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Rating Agencies” means (1) S&P, Moody’s and Fitch or (2) if S&P, Moody’s and Fitch or any two of them cease to rate the Offered Debt Securities or cease to make a rating of the Offered Debt Securities publicly available, an entity registered as a “nationally recognized statistical rating organization” (registered as such pursuant to Rule 17g-1 of the Exchange Act) then making a rating of the Offered Debt Securities publicly available selected by us (as certified by an Officer’s Certificate), which shall be substituted for S&P, Moody’s or Fitch, as the case may be.

“Ratings Decline” means the occurrence of the following on any date during the Trigger Period: (1) in the event that the Offered Debt Securities have an Investment Grade Rating by all three Rating Agencies, the Offered Debt Securities cease to have an Investment Grade Rating by two of the three Rating Agencies, (2) in the event that the Offered Debt Securities have an Investment Grade Rating by only two Rating Agencies, the Offered Debt Securities cease to have an Investment Grade Rating by both such Rating Agencies, or (3) in the event that the Offered Debt Securities do not have an Investment Grade Rating or have an Investment Grade Rating by only one of the Rating Agencies, the rating of the Offered Debt Securities by two of the three Rating Agencies (or, if there are less than three Rating Agencies rating the Offered Debt Securities, the rating of each Rating Agency) decreases by one or more gradations (including gradations within ratings categories as well as between rating categories) or is withdrawn.

“Restricted Subsidiary” means each of our Subsidiaries other than our Unrestricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business hereof.

“Sale/Leaseback Transaction” means an arrangement with any person other than us or a Restricted Subsidiary providing for the leasing by us or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by us or such Restricted Subsidiary to such person in contemplation of such leasing; provided, however, that any subsequent transfer of any such arrangement between us and a Restricted Subsidiary or between Restricted Subsidiaries, whereby we or a Restricted Subsidiary ceases to be the lessor under such arrangement, shall be deemed to constitute a Sale/Leaseback Transaction at such time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of us within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Subsidiary” means, in respect of any person, any corporation, limited liability company, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such person, (2) such person and one or more Subsidiaries of such person or (3) one or more Subsidiaries of such person.

“Trigger Period” means the period commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies then rating us or the Offered Debt Securities has publicly announced that it is considering a possible ratings change).

“Unrestricted Subsidiary” means, as it applies to the Offered Debt Securities, (1) any Subsidiary of ours that shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (2) each Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of ours (other than a Restricted Subsidiary which owns, legally or beneficially, all or a material portion of or interest in any of the facilities located at Puntas Arenas in Chile (including Chile I, Chile II, Chile III and Chile IV), Waitara and Motunui in New Zealand (including D I, D II, D III and D IV) and Point Lisas in Trinidad (and owned as of the date of the issuance of the Offered Debt Securities by Methanex Trinidad Unlimited)) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, ours or any other Subsidiary that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that, immediately after giving effect to such designation no Default shall have occurred and be continuing. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of any person as of any date means the Capital Stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

PRICE RANGE AND TRADING VOLUMES

Our common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “MX”, on the NASDAQ under the symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the symbol “Methanex”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of our common shares on the TSX during the 12 months preceding the date of this Prospectus.

Common Shares
Date	High	Low	Volume
2010
November	$30.55	$28.25	5,082,393
December	$31.39	$29.75	6,160,064
2011
January	$30.90	$27.22	10,297,254
February	$28.71	$27.75	8,606,889
March	$30.49	$27.10	6,746,103
April	$32.16	$30.20	5,253,361
May	$30.89	$29.34	4,142,839
June	$30.86	$28.01	4,007,306
July	$30.86	$28.10	3,047,526
August	$28.30	$23.29	6,556,721
September	$25.19	$21.53	6,898,641
October	$26.50	$21.62	5,994,747
November (1 - 9)	$25.75	$24.05	2,531,126

CERTAIN INCOME TAX CONSEQUENCES

The applicable prospectus supplement will describe to an investor who is a non-resident of Canada certain Canadian federal income tax consequences of acquiring, owning and disposing of any Offered Debt Securities offered thereunder. The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Offered Debt Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

PLAN OF DISTRIBUTION

We may sell the Offered Debt Securities to or through underwriters or dealers, and also may sell such Offered Debt Securities to one or more other purchasers directly or through agents. In addition, we may issue the Offered Debt Securities pursuant to one or more exchange offers for our previously issued debt securities.

The applicable prospectus supplement will set forth the terms of the offering relating to the particular Offered Debt Securities, including, to the extent applicable, the name or names of any underwriters or agents, the proceeds to us from the sale of the Offered Debt Securities, the terms of any exchange offer, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The Offered Debt Securities may be sold or exchanged from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale or exchange, at prices related to such prevailing market prices or at negotiated prices.

In connection with the issuance of the Offered Debt Securities, underwriters may receive compensation from us or from purchasers of such Offered Debt Securities for whom they may act as agents in the form of concessions or commissions. The underwriters, dealers and agents with whom we enter into agreements may be customers of, or engage in transactions with or perform services for us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase or exchange the Offered Debt Securities directly from us pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in such prospectus supplement, which will also set forth the commission payable for solicitation of such contracts.

Underwriters, dealers and agents who participate in the distribution of the Offered Debt Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of Offered Debt Securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Debt Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Debt Securities will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. This offering is being made in the United States pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. This Prospectus was filed with the BCSC, and forms part of a registration statement on Form F-9 filed with the SEC, to register the Offered Debt Securities under the Securities Act, and to qualify under the securities laws of the Province of British Columbia the distribution of the Offered Debt Securities being offered and sold in the United States and elsewhere outside of Canada. This Prospectus does not qualify the distribution of any Offered Debt Securities which may be offered and sold in any province of Canada, including the Province of British Columbia. The Offered Debt Securities may only be offered or sold, directly or indirectly, in Canada, or to or for the benefit of any resident of Canada, pursuant to exemptions from the prospectus requirements of Canadian securities laws, and only by securities dealers registered in the applicable province. Subject to applicable law, the Offered Debt Securities may also be offered outside of the United States and Canada.

Each series of Offered Debt Securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement relating to a series of Offered Debt Securities, the Offered Debt Securities will not be listed on any securities exchange or automated quotation system and you may not be able to resell any such Offered Debt Securities purchased. Certain broker-dealers may make a market in the Offered Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Offered Debt Securities of any series or as to the liquidity of the trading market for the Offered Debt Securities of any series. If an active trading market for the Offered Debt Securities of any series does not develop, the market price and liquidity of the series of Offered Debt Securities may be adversely affected.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain matters of Canadian law will be passed upon on our behalf by McCarthy Tétrault LLP, Vancouver, Canada and certain matters of United States law will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain matters of United States law will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

The partners and associates of McCarthy Tétrault LLP, as a group, hold beneficially, directly or indirectly, less than 1% of our outstanding securities and none of our securities or property are to be received by such persons.

EXPERTS

Our consolidated financial statements as of December 31, 2010 and 2009, and for each of the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

The partners and associates of KPMG LLP, as a group, hold beneficially, directly or indirectly, less than 1% of our outstanding securities and none of our securities or property are to be received by such persons.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus is a part insofar as required by the SEC’s Form F-9:

(a)	the documents listed under “Where You Can Find More Information” in this Prospectus;

(b)	the consent of our independent accountants, KPMG LLP;

(c)	the consent of our Canadian counsel, McCarthy Tétrault LLP;

(d)	powers of attorney from directors and officers of Methanex;

(e)	the form of the Indenture relating to the debt securities; and

(f)	the statement of eligibility of the Trustee on Form T-1.

AUDITORS’ CONSENT

The Board of Directors of Methanex Corporation

We have read the short form base shelf prospectus (the “Prospectus”) of Methanex Corporation (the “Company”) dated November 10, 2011 relating to the offer, from time to time, of up to an aggregate principal amount of US$500,000,000 (or the equivalent in other currencies) of debt securities of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our reports to the shareholders of the Company with respect to the consolidated balance sheets of the Company as at December 31, 2010 and December 31, 2009 and the related consolidated statements of income, shareholders’ equity, comprehensive income (loss) and cash flows for each of the years then ended and the effectiveness of internal control over financial reporting as at December 31, 2010. Our reports to the shareholders are dated March 24, 2011.

(signed) KPMG LLP

Chartered Accountants

Vancouver, Canada

November 10, 2011

A-1

US$250,000,000

METHANEX CORPORATION

5.25% Senior Notes due 2022

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BNP PARIBAS	RBS

Co-Managers

J.P. MORGAN	RBC CAPITAL MARKETS	CIBC

February 21, 2012